Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

[redacted]

08004201

SEC Mail Processing
Section

AUG 04 2008

Washington, DC
110

August 1, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED

AUG 13 2008

THOMSON REUTERS

SUPPL

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since January 15, 2008, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule I, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Item Number	Date	Document Description
1	02/12/08	**Press Release - REC Reports Revenue of NOK 1,874 million in the Fourth Quarter of 2007.** REC reports an increase of 42 percent from the same period in 2006.
2	02/12/08	**Presentation of Interim Results: REC 4th Quarter of 2007.** REC 4th Quarter 2007 presentation materials.
3	02/12/08	**Presentation of Fourth Quarter 2007.** Report detailing REC's research and Development.
4	04/17/08	**REC ASA – Annual Overview for REC ASA.** Annual Overview for Renewable Energy Corporation ASA: May 23, 2007 through April 16, 2008.
5	04/22/08	**Press Release - REC ASA – 1st Quarter 2008.** REC reports revenue of NOK 1,771 million in the first quarter of 2008.
6	04/22/08	**REC ASA – First Quarter 2008.** Report detailing REC's first quarter of 2008.
7	04/22/08	**REC ASA – First Quarter 2008 – Presentation Material.** REC's interim results presentation material.
8	05/02/08	**Notice of REC General Meeting.** Details of General Meeting to take place on May 19, 2008.
9	05/02/08	**REC ASA – Annual Report 2007.** REC's Annual Report for 2007.
10	06/18/08	**REC ASA – Singapore – Presentation Material.** Presentation material for REC's announcement it will invest NOK 13 billion in Singapore.

1. **Press Release - REC Reports Revenue of NOK 1,874 million in the Fourth Quarter of 2007.**

elding 202600

ato/tid	12.02.2008 07:45:03
tsteder	Renewable Energy Corporation ASA
nstrument	
larked	Oslo Børs
ategori	FINANSIELL RAPPORTERING
orrigert	Ikke korrigert
nformasjonspliktig	• Informasjonspliktige opplysninger Lagringspliktig melding
edlegg	Vedlegg:
ittel	4th quarter 2007
ekst	

Oslo, February 12, 2007: Renewable Energy Corporation ASA (REC) reported revenue of NOK 1,874 million in the fourth quarter 2007, an increase of 42 percent from NOK 1,320 million in the fourth quarter 2006. For the full year 2007, revenue increased by 53 percent to NOK 6,642 million.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 848 million in the fourth quarter 2007, which was an increase of 25 percent from NOK 676 million in the fourth quarter 2006. The EBITDA margin of 45 percent in the fourth quarter 2007 compares with 51 percent in the same quarter last year.

For the full year 2007, EBITDA increased by 61 percent to NOK 3,172 million, and the EBITDA margin increased by three percentage-points to 48 percent.

The operating profit (EBIT) was NOK 677 million in the fourth quarter, compared to NOK 552 million in the same quarter in 2006, and the EBIT margin decreased to 36 percent from 42 percent. For the full year 2007 the EBIT was NOK 2,588 million, compared to NOK 1,574 million in 2006, representing an increase of 64%.

Embedded derivatives related to certain sales contracts were previously accounted for as hedge instruments, and changes in the fair value (losses) were thus included in the statement of recognized income and expense. At year-end 2007, these embedded derivatives were concluded not to fulfill all the formal requirements for hedge accounting, and the changes in fair value have thus been recognized in the 2007 Income Statement as a part of financial items.

A total change in fair value (loss) of NOK 642 million has been recognized in 2007, of which NOK 55 million relate to the fourth quarter 2007. Previous quarters of 2007 have been restated accordingly. These non-cash losses will be reversed

in the Income Statement over the contract periods.

Including these effects, profit before tax was NOK 616 million in the fourth quarter 2007, compared to NOK 510 million in the fourth quarter 2006. Profit before tax for the full year 2007 was NOK 1,977 million, compared to NOK 744 million in 2006.

Earnings per share were NOK 0.84 in the fourth quarter 2007 and 2.70 for the full year. This compares to NOK 0.68 in the fourth quarter 2006 and NOK 1.03 for the full year 2006, on both a basic and diluted basis.

For more information, please see the attachments on www.newsweb.no

REC will host an analyst conference call with possibilities for questions and answers today Wednesday February 12, at 15:30 Norwegian time/CET. Please make sure to dial inn at least 5 minutes ahead of time to finalize your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be made available. To access, please dial +47 67 89 40 91 and use the following procedure:

1. Type account number 1536 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 536 followed by # (pound-sign) and press 1 to play

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated company in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules. REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com

2. **Presentation of Interim Results: REC 4th Quarter of 2007.**


Renewable Energy Corporation
PRESENTATION OF INTERIM RESULTS
4th QUARTER 2007
Silicon Materials
Wafers
Cells
Modules
Systems
Oslo, February 12, 2008
President & CEO Erik Thorsen
REC

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for Fourth Quarter results presentation held on February 12, 2008. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

Agenda

- ⇨ Financial Review
- ⇨ Operational Review
  - REC Silicon
  - REC Wafer
  - REC Solar
- ⇨ Outlook


REC

REC

2007 - Financial review

- Strong annual growth
  - Revenue growth of 53 percent
  - EBITDA growth of 61 percent
  - EBIT growth of 64 percent
- Cash flow
  - From operations of NOK 3.1 billion
    - NOK 958 million in Q4'07
  - Total investments of NOK 4.5 billion
- Strong set of key financial performance indicators
  - 66 percent equity ratio
  - Net cash position of NOK ~3 billion

Revenues and EBITDA
NOK million


7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
-1 000

	2003	2004	2005	2006	2007
■ Revenues	713	1 418	2 454	4 334	6 642
□ EBITDA	-32	155	830	1 965	3 172

  | February 12, 2008

REC

Fourth quarter highlights

- ⇨ Revenue growth of 42 percent
  - NOK 1 874 million versus NOK 1 320 million in the fourth quarter 2006
- ⇨ EBITDA growth of 25 percent
  - NOK 848 million versus NOK 676 million in the fourth quarter 2006
  - Expansion cost of NOK 55 million incurred in the quarter
  - EBITDA growth, adjusted for expansion cost and one-offs, in line with revenue growth
- ⇨ EBIT growth of 23 percent
  - NOK 677 million versus NOK 522 million in the fourth quarter 2006
  - EBIT growth > 50 percent, adjusted for expansion cost and one-offs
- ⇨ Change in accounting for derivatives affects net financial items, without cash effect or economic value, negative of NOK 55 million recognized on Q4'07
- ⇨ Singapore chosen for new manufacturing complex
- ⇨ Signed long-term wafer contracts worth approximately NOK 9.3 billion
- ⇨ Cost overrun and delay on polysilicon expansion project, reported in Feb.'08

REC

REC Group: Financial highlights

Revenues
NOK million


2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
☐ 2005	367	474	755	857
■ 2006	872	1 003	1 139	1 320
☐ 2007	1 616	1 673	1 480	1 874
Growth:	**+85 %**	**+67 %**	**+30%**	**+42%**

EBITDA
NOK million

Margin: 45 % -6 %p


1 000
900
800
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
☐ 2005	85	131	250	364
■ 2006	380	387	522	676
☐ 2007	869	812	643	848
Growth:	**+129%**	**+ 110%**	**+ 23%**	**+25%**

EBIT
NOK million

Margin: 36 % -6 %p


800
700
600
500
400
300
200
100
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
☐ 2005	53	88	185	275
■ 2006	298	303	422	552
☐ 2007	737	679	495	677
Growth:	**+147%**	**+124 %**	**+17 %**	**+23%**

  | February 12, 2008

REC

REC Group: Condensed Income Statement

(NOK million)	Q4 2007	Q4 2006	%- change	2007	2006	%- change
Revenues	1 874	1 320	42%	6 642	4 334	53%
EBITDA	848	676	25%	3 172	1 965	61%
EBITDA-margin	45%	51%		48%	45%	
Adjusted EBITDA*	903	676	34%	3 325	2 104	58%
*Adjusted EBITDA-margin**	48%	51%		50%	49%	
EBIT	677	552	23%	2 588	1 574	64%
EBIT-margin	36%	42%		39%	36%	
Net financial items	-6	-41		32	-34	
Derivatives	-55	0		-642	0	
Profit before tax and effect of convertible loans	616	510	21%	1 977	1 540	28%
Fair value/foreign exchange effect of convertible loans	0	0		0	-796	
Profit before tax	616	510	21%	1 977	744	166%

Note: * *Adjusted EBITDA* is EBITDA adjusted for costs defined as expansion costs

REC

REC Group: Expansion cost 2007

(NOK million)	Q4 2007	Q4 2006	2007	2006
REC Silicon	17	0	69	58
REC Wafer	7	0	9	35
REC Solar	25	0	52	22
REC ASA	6	0	23	0
REC Group total	55	0	153	115

REC Group: Capital structure

Assets
NOK million


20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
40%
60%
5 900
7 276
1 605
10 362
5 795
1 763
58%
42%
Non-current assets
Cash and cash equivalents
Current assets
31.12.2006
31.12.2007

Equity and Liabilities
NOK million


20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
72%
28%
10 637
2 644
1 500
11 757
3 123
3 039
66%
34%
Share-holders equity
Interest bearing liabilities
Non interest bearing liabilities
31.12.2006
31.12.2007

REC


Renewable Energy Corporation
OPERATIONAL REVIEW
REC

Increased production

	REC Silicon	REC Wafer	REC Solar
Q4 2007			
	Polysilicon **1 540 MT**	Multi-crystalline **132 MW** Mono-crystalline **9 MW**	Cells **12 MW** Modules **11 MW**
2007 versus 2006	**+18%**	**+44%**	**+5%**
Full year 2007			
	Polysilicon **5 780 MT**	Multi-crystalline **468 MW** Mono-crystalline **38 MW**	Cells **46 MW** Modules **42 MW**
2007 versus 2006	**+4%**	**+65%**	**+ 26%**

 | February 12, 2008

REC

REC Silicon: Key figures

Revenues
NOK million



700
600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
□ 2005	69	100	346	503
■ 2006	521	525	539	542
□ 2007	635	627	597	637
Growth:	+22%	+19%	+11%	+18%

EBITDA
NOK million

Margin: 55 % -4 %p



400
350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
□ 2005	20	20	135	238
■ 2006	242	207	295	319
□ 2007	364	326	304	352
Growth:	+50%	+57%	+3%	+10%

  | February 12, 2008

REC

REC Silicon: Q4 Highlights

- Revenue NOK 637 million; +18 percent
  - Revenue growth of 37 percent y/y in local currency
  - Prices up more than 15 percent y/y
  - 18 percent higher polysilicon production
- EBITDA up 10 percent
  - EBITDA translation effect (USD to NOK) of negative NOK 59 million
  - Expansion and ramp-up cost of NOK 17 million in Q4'07 versus 0 in Q4'06
  - Power outages in Q3 had a negative effect of approx. NOK 20 million in Q4'06
- Delay and cost overrun on the expansion project in Moses Lake announced on February 6, 2008



REC

REC Silicon: Annual financial review



Revenues
NOK million
3 000
2 500
2 000
1 500
1 000
500
0
1 018
2 127
2 496
2005
2006
2007



EBITDA
NOK million
1 600
1 400
1 200
1 000
800
600
400
200
0
413
1 063
1 347
2005
2006
2007

  | February 12, 2008

REC

REC Silicon: Y/Y developments


Production
MT
Annual production
FBR Q4 2008
Production Q1 2008
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2006
2007
2008E

- REC Silicon produced 5 780 MT in 2007
  - Additional sale of polysilicon (prime and secondary) and silane gas
  - Polysilicon prices increased more than 15 percent
- Translation effect (USD to NOK)
  - Revenues negative of NOK ~235 million
  - EBITDA negative of NOK ~130 million
- Production expected to increase by approx. 21 percent in 2008
  - Production of ~1 600 MT in Q1'08
  - Production of ~7 000 MT in 2008
- Price development
  - Prices for polysilicon will on average be stable in 2008 compared to 2007

  | February 12, 2008

REC

Expansion project - delay and cost overrun

- Delay and cost overrun
  - Cost estimate for completion increased with 20 percent
  - Start up delayed with approximately 2 months
- Reduced contribution from FBR on 2008 production
  - From 1 500 MT to 400 MT in 2008
  - Total polysilicon production reduced to approx. 7 000 MT in 2008
  - New ramp-up schedule introduced
- Efforts being made to mitigate consequences for REC Wafer and REC Solar
  - Estimated to be 30 MW for REC Wafer and no effect for REC Solar



REC

Current REC Silicon project organization structure


REC Silicon
REC Silicon III
REC Silicon IV
Houston Project Office
Procurement
Project controls
Engineering management
Construction management
Commissioning and startup

Ideal project team for one expansion project	#
Project manager	1
Procurement	3
Project controls	3
Engineering and process	13
Construction	10
Commissioning and startup	9
Total	39

Current project resources: 49 people

REC

REC Wafer: Key figures

Revenues
NOK million


1 400
1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2005	298	382	455	462
2006	502	552	612	790
2007	1 017	1 131	987	1 225
Growth:	+103%	+105%	+61%	+55%

EBITDA
NOK million

Margin: 41 % +4 %p


600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2005	65	97	124	131
2006	168	170	192	295
2007	470	485	359	499
Growth:	+180%	+185%	+87%	+69%

  | February 12, 2008

REC

REC Wafer: Q4 Highlights

- Revenues NOK 1 225 million; +55 percent
  - Production growth of 44 percent
  - Average price increase of more than 10 percent in 2007
- EBITDA up 69 percent
  - Include positive effect of NOK 28 million due to reclassification of embedded derivatives
  - Higher costs in the quarter a result of additional use of indirect materials to support the yield improvement process in Q4'07
  - Expansion and ramp-up cost of NOK 7 million in Q4'07 versus NOK 0 million in Q4'06



  | February 12, 2008

REC

REC Wafer: Annual financial review


Revenues
NOK million
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
1 597
2 455
4 360
2005
2006
2007


EBITDA
NOK million
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
417
825
1 813
2005
2006
2007

  | February 12, 2008

REC

REC Wafer: Y/Y developments


Production
MW
Annual production
Production first quarter 2008
700
600
500
400
300
200
100
0
2005
2006
2007
2008E

- Production of 506 MW in 2007, up from 306 MW in 2006
  - Wafer prices increased more than 10 %
- Production expected to increase by approx. 25 percent in 2008
  - Production of ~135 MW in Q1'08
  - Production of ~630 MW in 2008
- Price development
  - Prices for wafers will on average decrease ~3 percent in 2008, driven by thinner wafers and predetermined price reductions in long-term contracts

REC

New wafer contracts of NOK ~9.3 billion in Q4 2007

- Long-term agreements with Solland and Photovoltech
- Both structured as take-and-pay contracts
- Both at pre-determined prices and volumes for the entire contract period 2008 to 2015

- Total signed contract volume in 2007 amounted to NOK 14.4 billion



  | February 12, 2008

REC

REC Solar: Key figures

Revenues
NOK million


350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2005	91	99	106	108
2006	120	180	273	301
2007	309	292	208	308
Growth:	+158%	+62%	-24%	+2%

EBITDA
NOK million

Margin: 2 % -25 %p


100
90
80
70
60
50
40
30
20
10
0

	Q1	Q2	Q3	Q4
2005	17	23	20	25
2006	17	32	65	81
2007	87	54	25	5
Growth:	+412%	+69%	-62%	-94%

  | February 12, 2008

REC

REC Solar: Q4 Highlights

- Revenues NOK 308 million; +2 percent
  - Cell production of 12 MW vs. 15 MW target
  - A price decrease from 2006 to 2007 of approx. 5 percent
- EBITDA NOK 5 million
  - Expansion and ramp-up cost of NOK 25 million in Q4'07 versus NOK 0 million in Q4'06
- Ramp-up of new capacity in Narvik and Glava delayed
  - Late completion of utility and support systems and technical problems in Narvik affected results in Q4
  - Delays in equipment deliveries in Glava affected results in Q4



REC

REC Solar: Annual financial review


Revenues
NOK million
1 200
1 000
800
600
400
200
0
404
873
1 116
2005
2006
2007


EBITDA
NOK million
250
200
150
100
50
0
85
195
171
2005
2006
2007

REC

REC Solar (Cell): Y/Y developments


Production
MW
Annual production
Production first quarter 2008
160
140
120
100
80
60
40
20
0
2005
2006
2007
2008E

- REC Solar produced 46 MW of solar cells in 2007, up from 37 MW in 2006
- Production expected to increase by approx. 215 percent in 2008
  - Production of 20 MW in Q1'08
  - Production of 145 MW in 2008

REC

REC Solar (Module): Y/Y developments


Production
MW
Production 2008
Outsourced
Production Q1 2008
140
120
100
80
60
40
20
0
2005
2006
2007
2008E

- ⇨ REC Solar produced 42 MW of modules in 2007, up from 33 MW in 2006
  - Prices reduced approx. 5 percent
- ⇨ Production expected to increase by approx. 150 percent in 2008
  - Production of 15 MW in Q1'08
  - Production of 105 MW in 2008
- ⇨ Price development
  - Prices expected to decrease by around 5 percent in H1'08
  - Additional price decreases could be expected in H2'08
- ⇨ Excess solar cell capacity will be converted to modules outside REC

REC

Significant growth in REC Solar in 2008


Revenues
NOK million
3 000
2 500
2 000
1 500
1 000
500
0
404
873
1 116
2 850
2 700
2005
2006
2007
2008

- Significant ramp-up activities will continue in Q1 both in cells and modules, but delays from 2007 will continue to also impact Q1'08
- Ramp-up period extended for second cell line in Narvik based on experience with first line
- Q1'08 EBITDA expected to be in line with previous quarter
- From Q2 the EBITDA will significantly increase as new capacity is ramped-up

EverQ: Highlights in Q4


Production
MW
Annual production
Production first quarter 2008
100
90
80
70
60
50
40
30
20
10
0
2006
2007
2008E

- ⇒ Increased EBITDA contribution
  - NOK 37 million in Q4'07; up from NOK 11 million in Q3'07
- ⇒ Higher production and increasing sales
- ⇒ The ramp-up of the wafer plant was completed during Q4'07
- ⇒ Increased production
  - Production increased to 21 MW in Q4 from 14 MW Q3
  - Expected production in 2008 is approx. 90 MW

REC

Renewable Energy Corporation

OUTLOOK

REC

R&D cost going forward

Production cost of solar (multi-crystalline system)
Euro per kWh


0,25
0,20
0,15
0,10
0,05
0,00
2003 Cost Perspective
REC 2005
REC 2007
REC 2010 cost roadmap
REC cost scenarios beyond 2010
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: REC capital markets day 2008

- Fortifying REC's leading technological position
- Currently investing more than NOK 300 million in three separate technology centers:
  1. Silicon (ML and BT, USA and Oslo, NO)
  2. Wafer (Herøya, NO)
  3. Cell/Module (Oslo, NO)
- In 2008, R&D expenses are expected to double to more than NOK 300 million
  - Increasing our efforts in R&D by more than 300 percent from 2007 to 2010

REC

Growth scenario through 2009 on approved expansions


Production of Polysilicon
(MT)
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2006
2007
2008e
2009e


Production of Wafers
(MW)
1 400
1 200
1 000
800
600
400
200
0
2006
2007
2008e
2009e


Production of Cells
(MW)
250
200
150
100
50
0
2006
2007
2008e
2009e

Production in 2009 is assuming a more rapid ramp-up than originally planned in Moses Lake. A possible negative effect for 2009 in REC Wafer and REC Solar is therefore currently expected to be relatively limited

  | February 12, 2008

REC

Expansion outlook


Project
2007
2008
2009
REC Silicon
Moses Lake
Butte
Moses Lake/Butte
REC Wafer
Herøya III
Herøya IV
Glomfjord (multi)
Glomfjord (multi)
Glomfjord (mono)
REC Solar
Narvik
Glava
Glava
Planning/Construction
Ramp up
Full production
Period with expansion cost intensity and/or lower margin due to start up

⇨ Total expansion cost estimated to approx. NOK 500 million in 2008, up from NOK 153 million in 2007

- REC Silicon: NOK ~200 mil.
- REC Wafer: NOK ~200 mil.
- REC Solar: NOK ~50 mil.
- REC ASA: NOK ~50 mil.
- Expansion cost NOK ~80 mil. expected in Q1'08

REC

REC Projects – current resources

Total REC Projects manning	Present
REC Project management team	7
Contracts Procurement strategies, market survey, evaluation/contracting, contract follow up	8
Project controls Cost, time, quality and risk management	9
Project management Project mgt., engineering mgt., construction and completion mgt.	15
Project development Early phase	1
Other project recourses in Divisions	~35
Total	~75*

* Target is 50% hired personnel, adjusted for areas where Intellectual Property must be protected

Outlook summary 2008

	Q1'08e	Q1'07	2008e	2007
REC Silicon				
Production (MT)	~1 600	1 343	~7 000	5 780
Change in price (in %)	In line with 2007		In line with 2007	
Expansion cost (NOK million)	~60	3	~200	69
REC Wafer				
Production (MW)	~135	118	~630	506
Change in price (in %)	~-3		~-3	
Expansion cost (NOK million)	~15	0	~200	9
REC Solar				
Production (MW)	~20+15	11+11	~145+105	46+42
Change in price (in %)	~-5		~>-5	
Expansion cost (NOK million)	~0	3	~50	52
REC Group				
Revenues	In line with Q1'07	1,616	~+25%	6 642
Expansion cost (NOK million)	~80	7	~500	153
R&D Cost (NOK million)		24	~300	111

  | February 12, 2008

REC

Renewable Energy Corporation

WELCOME BACK

1st quarter 2008 – April 22, 2008

REC

3. **Presentation of Fourth Quarter 2007.**


REC

FOURTH QUARTER 2007

February 12, 2008

WE ARE EXCELLING ACROSS THE VALUE CHAIN, BUILDING ON OUR UNIQUE POSITION AS THE MOST INTEGRATED SOLAR ENERGY COMPANY IN THE WORLD.

REC is investing substantial resources in R&D, expanding production capacity, continuously strengthening our organization and ensuring balanced growth across the value chain. Maintaining our continual and uncompromising focus on achieving lower production costs, we aim to enhance our position as a leader in the PV industry.



HIGHLIGHTS

- Revenue growth of 42 percent
  - NOK 1,874 million versus NOK 1,320 million in the fourth quarter 2006
- EBITDA growth of 25 percent
  - NOK 848 million versus NOK 676 million in the fourth quarter 2006
  - EBITDA margin of 45 percent in the fourth quarter
  - Expansion cost of NOK 55 million incurred in the quarter
- EBIT growth of 23 percent
  - NOK 677 million versus NOK 552 million in the fourth quarter 2006
- Non-cash change in accounting for derivatives affect net financial items
- Singapore chosen for new manufacturing complex
- Signed long-term wafer contracts worth approximately NOK 9.3 billion
- Cost overrun and delay on the polysilicon expansion project

REC continued to show strong growth in production and revenue also in 2007. For the full year 2007, revenue increased by 53 percent to NOK 6,642 million. EBITDA increased by 61 percent to NOK 3,172 million, and the EBITDA-margin thus improved by three percentage-points to 48 percent. Strong market conditions have supported the revenue growth, although expansion projects and improved productivity continue to be the main contributors to growth.

Currency developments have had a negative translation effect. On a constant currency basis, revenue growth was 56 percent in 2007, and the growth in EBITDA 68 percent.

REC secured major new long-term contracts in all its business segments also in 2007, and has continued to develop an ambitious expansion program designed to take advantage of the growth opportunities. During the fourth quarter REC announced the selection of a site in Singapore for the establishment of a large integrated solar manufacturing complex, with the first investment decision expected in the second quarter 2008.

Despite the recently announced cost overrun and delay of the start-up of the new plant for granulated polysilicon in Moses Lake, REC largely remains on track with its technology-driven 2010 cost roadmap. The cost reductions outlined in the roadmap are tied to the introduction of new capacity based on new and more cost efficient technologies. As expected, the visible implications in 2007 were thus relatively limited, as REC is in the process of finalizing construction of its 'next generation' plants.

KEY FINANCIALS – REC GROUP

(NOK IN MILLION)	Q4 2007*	Q4 2006	DEC 31 2007	DEC 31 2006	Restated Q3 2007*
Revenues	1 874	1 320	6 642	4 334	1 480
EBITDA	848	676	3 172	1 965	643
EBITDA – margin	45%	51%	48%	45%	43%
EBIT	677	552	2 588	1 574	495
EBIT – margin	36%	42%	39%	36%	33%
Net financial items* (excluding effect of convertible loans)	-61	-41	-610	-34	-438
Profit/loss before tax and effect of convertible loans	616	510	1 977	1 540	57
Fair value/foreign exchange effect of convertible loans	0	0	0	-796	0
Profit/loss before tax	616	510	1 977	744	57
Earnings per share, basic and diluted, in NOK	0.84	0.68	2.70	1.03	0.05
Expansion costs	55	0	153	139	66
Adjusted EBITDA	903	676	3 325	2 104	709
Adjusted EBITDA – margin	48%	51%	50%	49%	48%

*Financial items are adjusted for previous quarters of 2007, see "financial items" below. This also affected profit before tax and earnings per share.

REVENUES AND EBITDA

The financial performance continued to improve in the fourth quarter 2007. Revenue increased to NOK 1,874 million, up 42 percent from NOK 1,320 million in the fourth quarter 2006. The increase is primarily explained by generally higher production, in particular in REC Wafer, and higher prices for polysilicon and wafers. A strengthening of NOK, in particular versus USD, resulted in a negative translation effect on revenue, and revenue growth was 48 percent on a constant currency basis.

EBITDA increased by 25 percent to NOK 848 million, and the EBITDA-margin thus declined to 45 percent from 51 percent in the fourth quarter 2006. Adjusted for expansion costs of NOK 55 million, the EBITDA-margin was 48 percent in the fourth quarter 2007. REC incurred no expansion costs in the fourth quarter 2006. Currency translation effects negatively affected the fourth quarter EBITDA by NOK 60 million compared to the fourth quarter 2006. For the purpose of comparison, REC incurred a positive one-off of NOK 70 million in the fourth quarter 2006 and a positive effect of NOK 28 million related to a non-cash effect on embedded derivatives in the fourth quarter 2007.

Revenue in the fourth quarter increased by 27 percent from the third quarter, as operational regularity improved after earlier disruptions and shipments increased after scheduled shutdowns in the previous quarter. EBITDA increased by 32 percent from the third to the fourth quarter, and the EBITDA-margin increased by two percentage points to 45 percent.

The EBITDA contribution from EverQ increased to NOK 37 million in the fourth quarter from NOK 11 million in the previous quarter. Revenue increased to NOK 160 million from NOK 92 million in the third quarter, reflecting higher production and sales as a result of ramping-up new capacity.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 172 million in the fourth quarter 2007, an increase from NOK 124 million in the fourth quarter 2006 and NOK 148 million in the previous quarter. The increase primarily reflects higher capital base and the proportionate consolidation of EverQ in 2007.

Depreciation has not yet started for several major expansion projects, as costs are being capitalized as long as the projects are under construction. In the fourth quarter, REC Solar completed construction and started depreciation of its new plant in Narvik.

Depreciation, amortization and impairment amounted to NOK 585 million for the full year 2007, compared to NOK 390 million in 2006.

EBIT

Due to continued revenue increase, EBIT in the fourth quarter 2007 also increased compared to the same period last year. EBIT was NOK 677 million and the EBIT margin 36 percent. EBIT was NOK 2,588 million for the full year 2007, which was an increase of 64 percent from NOK 1,574 million in 2006.

NET FINANCIAL ITEMS

REC Wafer has entered into sales contracts in USD which is not the functional currency of either of the contract parties. For accounting purposes this shall be reported as if the contracts were in NOK and forward purchases of USD shall be separated and fair valued (embedded derivatives). This accounting treatment has no cash flow effect. The reason for entering into the sales contracts in USD was to provide economic hedges of future purchases of polysilicon in USD in line with REC's Finance Policy.

Three long-term contracts denominated in USD have total sales estimated to more than USD 1.6 billion. For the first three quarters of 2007, the embedded derivatives in these three contracts were accounted for as hedge instruments.

NET FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	Q4 2007**	Q4 2006	DEC 31 2007	DEC 31 2006	Restated Q3 2007**
Share of loss of associates	-26	-7	-45	-18	-7
Financial income	87	69	315	164	63
Financial expenses	-16	-29	-64	-149	-9
Net currency gains – losses	-17	-35	-346	-50	-249
Net gains – losses other derivatives*	-35	-40	172	19	158
Reclassification embedded derivatives	-55	0	-642	0	-394
Net financial items*	-61	-41	-610	-34	-438

* Excluding effect of convertible loan.
** Financial items are adjusted for the first three quarters of 2007 related to embedded derivatives.

This means that the calculated changes in assessed fair values (losses) were included in the statement of recognized income and expense.

At year-end 2007, these embedded derivatives were concluded not to fulfil all the formal requirements for hedge accounting. The effect is that the losses have been recognized in the income statement as a part of financial items. A total change in fair value of NOK 642 million was recognized in 2007, of which NOK 55 million is related to the fourth quarter. The previous quarters of 2007 have been adjusted accordingly. These non-cash losses will be reversed in the income statements over the contract periods.

The improvements in financial income and financial expenses for the full year must be viewed in light of the refinancing of the Group in the first half of 2006 and the capital increase in connection with the IPO in May 2006.

Due to the large construction in progress, capitalization of borrowing costs increased for the year and for the quarter compared to 2006.

Net currency losses are primarily related to USD financial instruments (cash and receivables) held by REC ASA. The losses are partially offset by gains on other derivative instruments for the purpose of hedging. The net currency losses and gains on derivatives recognized in the income statement for REC ASA of approximately NOK 200 million for the year 2007, related primarily to balances that are, or will be, lent to the US operations for expansion projects.

REC recognized an impairment charge of approximately NOK 19 million in the fourth quarter 2007 relating to the investment in CSG Solar AG, included as share of loss of associates. In February 2008, REC reduced its ownership to 8.7 percent.

PROFIT BEFORE TAX

Profit before tax was NOK 616 million in the fourth quarter 2007, which represents an improvement from NOK 510 million in the same period in 2006 and from NOK 57 million in the third quarter 2007.

Profit before tax amounted to NOK 1,977 million for the full year 2007. This was an increase of NOK 1,233 million from NOK 744 million in 2006.

INCOME TAX

Calculated income tax for 2007 is estimated to 33 percent, based on an estimated effective annual tax rate of 28 percent in the Scandinavian operations and 35 percent in the US operations. In 2006 the calculated tax rate was 38 percent.

PROFIT AFTER TAX

Profit after tax was NOK 423 million in the fourth quarter 2007, compared to NOK 336 million in the same period in 2006. EPS for the quarter was NOK 0.86, compared to an EPS of NOK 0.68 in the fourth quarter 2006.

For the full year 2007, profit after tax was NOK 1,333 million and EPS NOK 2.70. This compares with profit after tax of NOK 458 million and EPS of NOK 1.03 in 2006.

OPERATIONAL REVIEW

MARKET DEVELOPMENT

According to Solarbuzz' quarterly market report, the developments in Spain remained in focus also in the final quarter of the year. A series of large (>10 MW) solar farm projects were announced, and Solarbuzz has currently identified more than 150 projects of >1MW either already connected in 2007 or in the pipeline. However, market participants are now facing a 12-month "transitional period" for connection of new systems, and projects finished later than September 2008 may receive different terms of remuneration. Principles in a new decree, which has not yet been passed into Law, indicate a shift in incentive structure more in favour of roof-mounted installations.

Germany is also facing a new incentive scheme to be introduced in 2009, and as in Spain, terms are still not finalized. However, feed-in tariffs are set to decline at a faster rate than before. The Government has previously stated a vision to create a situation whereby solar energy should be able to compete with electricity prices of below 10 €-cent/kWh by 2015, without further financial subsidies.

In the US, Solarbuzz has counted more than 25 new solar projects of > 1 MW either being installed or under negotiation since the beginning of 2007. The industry is currently awaiting the passing of a new Federal Energy Bill which could extend the investment tax credits in both the business and residential market segments.

In the EU, the EU Commission in late January presented an ambitious directive to cut greenhouse gas emissions by 20 percent by 2020 and more than double the share of renewable energy to 20 percent throughout EU. As nuclear and "clean coal" are exempt, the directive has been regarded positive for true renewable energy sources like solar power and wind.

According to the new directive, the current EU quota-allocation system will be replaced by a single EU-wide number of permits upon expiry in 2012. As a consequence, a broad range of industries which have earlier been allocated CO2 emission quotas will have to bid for permits from 2013. Regarding the target of 20 percent renewable content in the energy consumption, the EU Commission opens for trading so that member states unable to meet mandatory targets will be allowed to pay other EU-members to generate the renewable energy.

COST OVERRUN AND DELAY ON POLYSILICON EXPANSION PROJECT

REC started, in October 2005, a project to build a new polysilicon plant in Moses Lake, Washington, based on the proprietary FBR technology. An investment decision was made in May 2006 for a plant with a design production capacity of 6,500 MT of granular polysilicon and 9,000 MT of silane gas. Due to REC's limited project management capacity at that time, Fluor Corporation was chosen as Engineering, Procurement, Construction & Management Assistant contractor.

Throughout 2007, REC added additional resources to avoid possible negative consequences from the increasingly pressured global engineering, procurement and construction market. Tight market conditions have pushed the world's equipment vendor and fabrication shop capacity to the limit, and despite the additional efforts, REC has not been able to mitigate all negative impacts.

Delays in equipment deliveries have been the prime contributor to the expected cost increase and project schedule extension. Such delays impact both detailed engineering and construction and thus the entire project schedule and the project cost.

Furthermore, additional costs have been included to mitigate the potential effects of further delays in completion. Both REC and Fluor have strengthened their project management, and Fluor's project management function has been reorganized with immediate effect.

The overall capital investment has consequently been revised to close to USD 800 millions, including the expected cost overrun, and mechanical completion of the plant will most likely be delayed by approximately two months. Commercial production is now scheduled to start late fourth quarter 2008.

Over the past year, REC Silicon has established a project organization in Houston, Texas, currently counting around 50 people, to execute future REC Silicon projects. This will make REC less dependent on Management Assistant Contractor arrangements in new projects. REC has also started to build a new corporate project organization to enable best practices in project management across all REC expansion projects.

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs more than 600 people. A third plant under construction is expected to come into production in 2008, and, including a fourth expansion project under planning, REC Silicon's capacity for polysilicon production is expected to more than triple from 2007 to 2010.

REC Silicon achieved revenue of NOK 637 million in the fourth quarter 2007, an increase of 18 percent from the fourth quarter 2006 and seven percent above the previous quarter. For the full year 2007, revenue amounted to NOK 2,496 million, which also was an increase of 17 percent from 2006. The year-over-year increases primarily reflect higher production and higher prices whereas the increase from the third to the fourth quarter is explained by improved operational regularity and increased sales of secondary material.

A strengthening of NOK versus USD resulted in a negative translation effect on revenue. Revenue growth was 37 percent in the fourth quarter and 28 percent for the full year measured in USD.

Production of polysilicon was approximately 1,540 MT in the fourth quarter, which was 18 percent above the same quarter in 2006 and three percent more than the previous quarter. For the full year 2007, production totalled approximately 5,780 MT, which was four percent above the 2006 production and in line with the revised estimate presented in the interim report for the third quarter 2007.

Due to the tight polysilicon supply situation, REC Silicon received high prices also for sales of secondary material. Such sales generated revenue of more than NOK 40 million in the fourth quarter 2007, compared to NOK 15 million in the previous quarter.

66 percent of the polysilicon volume sold in the fourth quarter was allocated internally and 68 percent for the year. Polysilicon prices increased by more than 15 percent from 2006 to 2007, measured in local currency

EBITDA in REC Silicon was NOK 352 million in the fourth quarter, which was an increase of 10 percent from the fourth quarter 2006 and 16 percent from the third quarter 2007. The EBITDA margin of 55

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	Q4 2007	Q4 2006	DEC 31 2007	DEC 31 2006	Q3 2007
Revenues	637	542	2 496	2 127	597
EBITDA	352	319	1 347	1 063	304
EBITDA – margin	55%	59%	54%	50%	51%
Expansion costs	17	0	69	55	41
Adjusted EBITDA	369	319	1 416	1 118	345
Adjusted EBITDA – margin	58%	59%	57%	53%	58%

percent compares with 59 percent in the fourth quarter 2006. Currency translation effects negatively affected the fourth quarter EBITDA by NOK 59 million compared to the fourth quarter 2006.

EBITDA amounted to NOK 1,347 million for the full year 2007, up from NOK 1,063 million in 2006. The full-year EBITDA-margin increased to 54 percent from 50 percent. Currency translation effects negatively affected the full-year EBITDA by NOK 127 million compared to 2006.

During the second half of 2007, REC Silicon experienced operational disturbances in September and October due to power outages. In the third quarter 2007 this had a negative effect of more than NOK 30 million, whereas the negative effect of the power outages are estimated to slightly more than NOK 20 million for the fourth quarter 2007.

Costs related to expansion projects amounted to NOK 17 million in the fourth quarter 2007 and REC Silicon did not incur any such cost in the fourth quarter 2006. In preparation for the ongoing expansion projects, REC Silicon added more than 140 people during 2007, of which more than 40 in the fourth quarter.

As a result of the expected delay, REC Silicon is unlikely to meet the previously communicated production target of approximately 8,000 MT of polysilicon in 2008. This estimate included up to 1,500 MT of granulated polysilicon from the new plant mainly produced in the fourth quarter 2008. Given the revised later start-up date for commercial production, REC's current best estimate for the production of granulated polysilicon is now approximately 400 MT, and the expected overall production of polysilicon is thus somewhere close to 7,000 MT in 2008. Average selling prices (ASP) for polysilicon are expected to be more or less unchanged from 2007 to 2008, and REC Silicon has entered into contracts covering the entire expected production volume in 2008.

In the first quarter 2008, REC Silicon expects to produce 1,600 MT of polysilicon, which would correspond with an increase of 20 percent compared to the production reported for the first quarter 2007. As earlier communicated, the development of the FBR technology is a key element in the cost roadmap for REC Silicon and is designed to reduce fully loaded cost by more than 30 percent. However, the phasing-in of granular polysilicon will carry high costs in the initial start-up and ramp-up phase, and the expected delivery of granular polysilicon in the fourth quarter 2008 is thus expected to carry lower than average EBITDA margin.

Total expansion costs are expected to amount to approximately NOK 200 million for REC Silicon in 2008, of which around NOK 60 million is expected to be incurred in the first quarter of the year. Similar costs amounted to NOK 69 million in 2007, of which NOK 3 million incurred in the first quarter 2007.

Further ahead, REC Silicon targets production levels of 19,500 MT of polysilicon and 29,000 MT of silane by 2010 and is currently in process of selecting a new production site for further growth by 2012.

REC WAFER

REC Wafer produces mono- and multicrystalline ingots and wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs more than 600 people. Approved capacity expansions are expected to more than triple production to more than 1.7 GW by 2010.

REC Wafer reported revenue of NOK 1,225 million in the fourth quarter 2007, an increase of 55 percent from NOK 790 million in the fourth quarter 2006 and 24 percent above the previous quarter. For the full year 2007, revenue amounted to NOK 4,360 million, which was an increase of 78 percent from 2006.

The increase from 2006 reflects higher production and an already communicated price increase of approximately 10 percent in 2007. The increased revenue from the previous quarter primarily reflects improved production regularity after the previous quarter was affected by maintenance shutdowns and operational disturbances.

Total monocrystalline ingot and multicrystalline wafer production reached 141 MW in the fourth quarter, of which multicrystalline wafers accounted for 132 MW. Total production was 44 percent above the fourth quarter 2006 and 22 percent above the previous quarter. For the full year 2007, production increased by 65 percent to 506 MW, which is slightly above the previously communicated full-year production target of 500 MW.

EBITDA of NOK 499 million in the fourth quarter 2007 was 69 percent higher than in the fourth quarter 2006, and 39 percent above the previous quarter. REC Wafer also incurred a positive effect of NOK 28 million in the fourth quarter of 2007 due to the reclassification of embedded derivatives explained in more detail above (see section on net financial items). The full-year EBITDA of NOK 1,813 million was more than a doubling from NOK 825 million in 2006.

The newest Herøya facility has been the main contributor to production growth throughout the year. This plant was shut down for maintenance and technical

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	Q4 2007	Q4 2006	DEC 31 2007	DEC 31 2006	Q3 2007
Revenues	1 225	790	4 360	2 455	987
EBITDA	499	295	1 813	825	359
EBITDA – margin	41%	37%	42%	34%	36%
Expansion costs	7	0	9	65	2
Adjusted EBITDA	506	295	1 822	890	361
Adjusted EBITDA – margin	41%	37%	42%	36%	37%

modifications for four weeks during the third quarter. Due to a tight polysilicon situation, REC Wafer also increased the use of internally recycled material in the third quarter, which added operational challenges in the production process and negatively affected yield. In the fourth quarter, REC Wafer has adjusted the recycle mix and allocated more resources to support the yield improvement process. As a result, yield improved to historically high levels during the quarter. However, the yield improvement to a certain extent increased the use of indirect materials, and REC Wafer is taking measures to optimize production and cost parameters going forward.

The EBITDA-margin of 41 percent was four percentage-points above the fourth quarter 2006, and five percentage-points higher than in the previous quarter. Expansion costs amounted to NOK 7 million in the fourth quarter 2007, where no such cost where incurred in the fourth quarter 2006. For the full year 2007, the EBITDA-margin increased by eight percentage-points to 42 percent.

The original target communicated earlier, REC Wafer expects to increase the production of monocrystalline ingots and multicrystalline wafers by approximately 30 percent to 660 MW in 2008. With the recently communicated delay of the polysilicon expansion project in Moses Lake, these production targets for 2008 have been reduced by 30 MW to 630 MW.

The production target for the first quarter 2008 has been set at 135 MW, which would correspond with a production increase of 14 percent from the first quarter 2007.

The planning and phasing-in of new production capacity will temporarily put pressure on the EBITDA-margin. Overall expansion costs in REC Wafer are expected to amount to approximately NOK 200 million in 2008, of which around NOK 15 million are expected to be incurred in the first quarter of the year. Expansion costs amounted to NOK 9 million in 2007 and no such cost were incurred in the first quarter of the year.

In December, REC Wafer entered into a NOK 4 billion wafer supply agreement with Solland Solar Cells BV. As described in the interim report for the third quarter, REC Wafer earlier in the quarter entered into a similar NOK 5.3 billion supply agreement with Photovoltech N.V. Both contracts have deliveries through 2015, with pre-determined prices and volumes for the entire contract period. Prices and commercial terms are in line with contracts signed in the second half of 2006.

Including internal sales, REC Wafer has contract coverage for the entire 2008-production, at selling prices which on average are approximately three percent below the 2007 prices.

Based on already approved investments, REC Wafer targets production of more than 1.7 GW by 2010, of which more than 1.4 GW will be multicrystalline wafers. Further growth will be tied to the development of new capacity expansions in Singapore.

REC SOLAR

REC Solar produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. REC Solar employs more than 450 people. Approved capacity expansions are expected to quadruple solar cell production and triple solar module production by 2010. The planned Singapore-project could boost cell production further to 500 MW in 2010 and close to 1.5 GW in 2012.

REC Solar reported revenue of NOK 308 million in the fourth quarter 2007, an increase of two percent from the fourth quarter 2006 and 48 percent from the previous quarter. For the full year 2007, revenue amounted to NOK 1,116 million, an increase of 28 percent from 2006.

The moderate increase in revenue compared to the fourth quarter of 2006 is primarily due to a slow ramp-up of new production lines, a reduction in the average sales price for modules of approximately five percent as well as a negative currency effect.

The average sales price for modules was stable from the third to the fourth quarter, and the sharp revenue increase from the previous quarter is primarily explained by higher sales volumes. A four-week planned shutdown in the module plant had a negative impact on the production and sales volume in the previous quarter.

The cell production volume of 12 MW for the fourth quarter was in line with the previous quarter and fell short of the 15 MW estimate, primarily because of delayed ramp-up of the first of two new production lines. The delay was mainly due to late completion of utility and support systems, and technical problems with new production equipment. Significant progress has been made after the close of the quarter and the main part of the ramp-up of the first line is expected to be completed during the first half of 2008.

The expansion of module manufacturing capacity was also negatively affected by delays in equipment deliveries. The module production of 11 MW compares to 9 MW in the third quarter, but fell short of the production target of 14 MW. The run-rate was significantly improved towards the end of the fourth quarter.

For the full year 2007, solar cell production increased by 25 percent to 46 MW whereas

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	Q4 2007	Q4 2006	DEC 31 2007	DEC 31 2006	Q3 2007
Revenues	308	301	1 116	873	208
EBITDA	5	81	171	195	25
EBITDA – margin	2%	27%	15%	22%	12%
Expansion costs	25	0	52	19	14
Adjusted EBITDA	30	81	223	214	39
Adjusted EBITDA – margin	10%	27%	20%	25%	19%

module production increased 30 percent to 42 MW. The delayed ramp-up of both cell and module production negatively affected EBITDA in the fourth quarter. The reported EBITDA of 5 million was NOK 76 million lower than the fourth quarter 2006 and NOK 20 million below the previous quarter.

Total expansion costs amounted to NOK 25 million in the fourth quarter 2007 while no such costs were incurred during the fourth quarter 2006. In addition, REC Solar has gradually increased the general activity and spending level in preparation for further expansions of manufacturing capacity and an increased presence in the most important PV markets worldwide.

For the full year 2007, the EBITDA declined 12 percent to NOK 171 million. When adjusting for expansion cost of NOK 52 million in 2007 and NOK 19 million in 2006, the adjusted EBITDA was slightly higher in 2007 and the EBITDA-margin was down five percentage-points.

The recently communicated delay of the polysilicon expansion project in Moses Lake is expected to have limited influence the production targets for REC Solar in 2008.

As communicated earlier, REC Solar expects to more than triple the production of solar cells to 145 MW in 2008. Approximately 50 MW is expected to come from the existing production line. The remainder is expected to come from two new production lines in Narvik, of which the first is currently in ramp-up and the second is expected to start production during the second quarter. The expected production in the first quarter 2008 is 20 MW, which corresponds to an increase of approximately 80 percent from the first quarter 2007.

Furthermore, REC Solar also expects to increase the module production by approximately 150 percent to 105 MW in 2008 in an expansion project comprising both new production lines and upgrading and de-bottlenecking of existing lines. 45 MW of the production in 2008 is expected to come from existing production lines, whereas the remainder relates to new capacity that will be ramped- up during the year. In addition, close to 20 MW of solar cells may be converted to modules through toll-manufacturing towards the end of 2008. The expected module production in the first quarter 2008 is 15 MW, which corresponds to an increase of approximately 35 percent from the first quarter 2007.

The ramp-up of new production lines for both solar cells and modules will continue to have a negative impact on the EBITDA-margin, as will the ongoing preparations for future growth in production, distribution, and marketing capabilities. Overall expansion costs in REC Solar are expected to amount to approximately NOK 50 million in 2008, of which very limited impact is expected in the first quarter of the year. However, during the ramp-up in the initial quarters of the 2008, average margins are lower than when capacity is fully up and running.

Based on already approved investments, REC Solar targets production levels of 225 MW of solar cells and 150 MW of modules by 2010. Expansions beyond this level will take place as we execute on expected Singapore expansion plans.

EVERQ

EverQ produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-cells. REC proportionately consolidates EverQ's financial statements on a line-by-line basis. During 2007 EverQ has ramped-up EverQ2, which has tripled the production capacity to 100 MW. The company currently employs approximately 1,000 people.

The EBITDA contribution from EverQ for the fourth quarter was NOK 37 million, which compares with NOK 11 million in the previous quarter and NOK 0 in the second quarter 2007. The EBITDA development continues to be positively impacted by higher production and increasing sales as a result of the EverQ2 ramp-up. The ramp-up of the wafer plant was completed during the fourth quarter, whereas ramp-up is still in progress in the cell and module plants.

Total production increased to 21 MW in the fourth quarter, up from less than 14 MW in the previous quarter. Expected production in 2008 is approximately 90 MW.

With the decision to start construction of EverQ3, the production capacity is expected to increase from 100 MW to 180 MW. The construction of EverQ3 is expected to be completed during 2008.

As described in the interim report for the third quarter, 2007, REC, Evergreen and Q-Cells in October signed a binding Memorandum of Understanding detailing the required steps to prepare EverQ for an IPO. Preparations are ongoing, and the time schedule for the IPO will be announced at a later stage.

REC ASA AND ELIMINATIONS

REC ASA is a holding company containing parts of the Group Management, corporate functions, corporate research and development, business development and the REC Group's in-house bank. These activities are continuously being scaled up due to increased activity and complexity of the REC Group, and to prepare and execute on global expansion plans. The overall cost level thus increased from 2006 to 2007, and although there was a decline from the third to the fourth quarter 2007, costs are expected to continue to increase during 2008.

Elimination of internal profit is dependant on internal sales and inter-company inventory changes. In addition, increased sales prices and improved efficiency in the segments leads to increased internal profit.

FINANCIAL HIGHLIGHTS - EVERQ

(NOK IN MILLION)	Q4 2007	Q4 2006	DEC 31 2007	DEC 31 2006	Q3 2007
Revenues	160	10	371	10	92
EBITDA	37	3	57	3	11
EBITDA – margin	23%	35%	15%	35%	12%

FINANCIAL HIGHLIGHTS - REC ASA

(NOK IN MILLION)	Q4 2007	Q4 2006	DEC 31 2007	DEC 31 2006	Q3 2007
Revenues	9	9	28	12	7
EBITDA	-31	-14	-123	-80	-41

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	Q4 2007	Q4 2006	DEC 31 2007	DEC 31 2006	Q3 2007
Elimination revenues	-464	-332	-1 729	-1 144	-411
Elimination EBITDA	-13	-9	-92	-42	-15

Eliminations are expected to increase as the company grows in the entire value chain.

TECHNOLOGY DEVELOPMENT AND R&D
REC incurred R&D expenses of NOK 22 million in the fourth quarter 2007, in addition to the capitalized R&D costs relating to the FBR technology project and certain wafer development projects. R&D expenses amounted to NOK 22 million in the fourth quarter 2006 and NOK 37 million in the third quarter 2007.

During the fourth quarter, improved next generation equipment was successfully installed for singulation and quality evaluation of thinner wafers, and REC also successfully started up the first new crystallization furnace that will be put into mass production in the ongoing Wafer expansion projects. Further downstream, REC successfully demonstrated high quality surface passivation in industrial scale cell production equipment.

In order to fortify its leading technological position and ensure continued cost improvements, the REC Group is currently scaling up its R&D efforts significantly. As earlier announced, REC is investing more than NOK 300 million into three separate technology centres for each of the business areas; silicon, wafers, and cells and modules, and overall R&D expenditures are expected to increase fourfold in the 2007-2010 period.

REC is largely on track with its 2010 cost roadmap, which is designed to almost halve costs per watt of its best plants compared to what the company regarded as world class manufacturing in 2005. For REC, this means more than 50 percent cost reduction at its best plant compared with 2005.

Certain elements of the cost roadmap are gradually phased in through continuous improvements, such as thinner wafers and thinner sawing wire, in addition to the cost benefits of scaling up operations. Other parts of the cost improvements will materialize as more cost efficient technologies are introduced in new expansion projects coming on-stream over the next few years, like the FBR Silicon process, new crystallization technology for wafer manufacturing, and new cell technology for higher efficiency cells.

Among the above key focus areas of the cost roadmap, only the new cell processes seem to be under time pressure to reach our 2010 cost roadmap. However, we are targeting a situation where new and better cell technology solutions can be introduced stepwise rather than accumulated in one large and more risky step. Some of the delays experienced are also related to technology development capacity at the equipment suppliers, and this will greatly improve as we are now starting up our new technology centers.

REC is therefore intensifying its R&D efforts to ensure and secure the cost roadmap

Cost reductions will always be tied to introduction of new capacity based on new and more cost efficient technologies. For 2007, the visible implications of the cost roadmap were thus relatively limited, as REC is in the process of finalizing construction of its 'next generation' plants. In REC Silicon, recorded cost reduction amounted to 6 percent, in REC Wafer the reduction was in line with 2006 and REC Solar, which is currently in the middle of a ramp-up, recorded a cost reduction in cell production of 6 percent and module production of 8 percent. All comparisons have been based on full year 2007 numbers.

ASSOCIATED COMPANIES
At December 31, 2007 REC had a 21.7 percent stake in CSG Solar AG, which is a German company manufacturing proprietary crystalline silicon thin-film solar modules using silane gas. CSG Solar is continuously improving its manufacturing equipment and processes, but multiple new upgrades are still necessary in order to reach the target of becoming cash positive by the end of 2008. CSG Solar is therefore in the process of closing another EUR 12 million round of equity financing. REC currently expect that the earlier communicated REC 2010 cost roadmap will provide a more attractive cost position compared to what can be achieved by CSG Solar. Consequently, REC has decided not to use its full subscription rights. The REC ownership after the transaction will be 8.7 percent.

SINGAPORE SELECTED FOR NEW MAJOR PLANT

REC has decided to establish its new world-scale integrated solar manufacturing complex in Singapore, and has simultaneously signed an agreement with the

Singapore governmental agency Economic Development Board (EDB). REC has finalized a comprehensive support package, including incentives and grants, with EDB in the areas of tax, R&D and process improvement, and human resource recruitment and training. For REC, Singapore represents the ideal balance between financial return, risks and future opportunities.

The project concept is finalized and pre-engineering activities have commenced. The plan is to organize the project development in phases and through several interdependent projects.

It is not likely that the production capacity in each step will be fully balanced and the timing of each expansion step may differ between the different business units. However, REC does not intend to have solar cells as a market interface. A portion of the solar cells made in Singapore is expected to be shipped for module assembly in local markets.

The manufacturing complex will incorporate infrastructure and support facilities, as well as an on-site supplier park. Space has been allocated for future R&D activities and possible manufacturing facilities based on potential new technologies.

The first investment decision is expected to take place as soon as the pre-engineering activities for the phase I has been completed some time in the second quarter of 2008.

BALANCE SHEET AND CASH FLOW

The cash flow statements have been adjusted by the reclassification of restricted cash, which are shown on separate balance sheet accounts and no longer included as part of cash and cash equivalents. This has reduced cash and cash equivalents at the beginning and end of the periods. The reported cash flows for investing and financing activities for 2007 have also been adjusted for parts of the prepayments from EverQ to REC Silicon in the second quarter.

Net cash flow from operating activities was NOK 958 million in the fourth quarter 2007, compared to NOK 659 million in the same quarter 2006.

Net cash flow from investing activities was a negative NOK 1,591 million in the fourth quarter, compared to a negative NOK 565 million in the fourth quarter 2006. Approximately half of the cash flow from investing activities in the fourth quarter 2007 was related to engineering and construction of the new polysilicon plant in Moses Lake and approximately one third to ongoing expansions at the REC Wafer plants. The new cell plant in Narvik started production in the fourth quarter, and also contributed. However, the building has been included in the balance sheet with NOK 237 million as a finance lease, and consequently is not included as cash payment. Cash payments also include pre-payments for the expansion projects.

In the fourth quarter 2007 the discussions between the Joint venture partners regarding the purchase price for shares in EverQ in 2006 was resolved, and the preliminary purchase price allocation was finalized. According to the agreement, REC injected additional EUR 9.9 million into EverQ of a total capital increase of EUR 19.6 million. Due to this final PPA, goodwill increased by NOK 50 million and equity increased by NOK 23 million for the REC Group.

Net cash flow from financing activities was NOK 22 million in the fourth quarter 2007, primarily relating to EverQ. In the fourth quarter 2006, net cash flow from financing activities was a negative NOK 75 million.

The decrease in other short term receivables compared to September 30, 2007 was primarily due to pre-payments of capital expenditure that is now reported as a part of non-current assets. The increase in current liabilities primarily relates to payables and accruals for capital expenditure.

For the calculation of net cash position, restricted bank accounts and prepayment from EverQ has been excluded. The adjusted net cash position was NOK 3.0 billion at December 31, 2007, which was a decrease of NOK 0.9 billion from September 30, 2007. The decline primarily reflects a high amount of payments for capital expenditure and finance lease of the new cell factory building in Narvik. Total available committed credit facilities for REC at December 31, 2007, are NOK 3.9 billion.

Capital expenditure relating to approved projects is expected to increase to approximately NOK 7 billion in 2008. The net cash position, committed credit lines and cash flow from operating activities provide ample funding for planned and approved capacity expansions, excluding the Singapore-project.

ORGANIZATIONAL DEVELOPMENTS

The REC Group continues to see opportunities for growth across the entire value chain and is increasing its capacity across all its business divisions. During 2007, the total number of employees increased by around 400 people to approximately 1,750, excluding EverQ.

Employee growth is expected to be particularly strong in REC Solar, which is expanding its operations fast in order to develop new market access points around the globe. Under the assumption that the Singapore project is carried out as currently planned, REC Solar expects to increase the employee base from approximately 450 at the end of 2007 to more than 2,500 people by 2012. In REC Wafer, the number of employees is expected to increase from approximately 650 to some 1850 people in the same period, whereas REC Silicon is expected to build the workforce from approximately 625 to 1,500 people by 2012.

Many of the new employees join REC as part of new expansion projects, to allow sufficient capacity and competence to address the various tasks arising within engineering, procurement, construction and logistics. REC has established a new corporate function entirely focused on projects management, which has become effective from 2008.

Overall, the REC Group expects to increase the number of employees by more than 50 percent to around 2,700 during 2008 and by an annual average of almost 30 percent to more than 6,000 people over the next five years. This strong growth will require that organizational development remains a key focus area for the REC management in the years to come, in addition to the overriding goals of profitable growth and continued cost reductions.

OUTLOOK

As described under each business segment, REC targets significant production increases also in 2008.

As a result of the expected delay, REC Silicon is unlikely to meet the previously communicated production target of approximately 8,000 MT of polysilicon in 2008. This estimate included up to 1,500 MT of granulated polysilicon from the new polysilicon plant mainly produced in the fourth quarter 2008. Given the revised later start-up date for commercial production, REC's current best estimate for the production of granulated polysilicon is now approximately 400 MT, and the expected overall production of polysilicon is thus somewhere close to 7,000 MT in 2008. The first quarter production estimate of 1,600 MT corresponds with an increase of 20 percent from the first quarter 2007. Poysilicon prices are expected to be flat from 2007 to 2008 in local currency.

In the original target communicated earlier, REC Wafer expects to increase the production of monocrystalline ingots and multicrystalline wafers by approximately 30 percent to 660 MW in 2008. With the recently communicated delay of the polysilicon expansion project in Moses Lake, these production targets for 2008 have been reduced by 30 MW to 630 MW. Maintaining this level of production will, however, require introducing the use of secondary polysilicon delivered from REC Silicon, which will require higher processing costs.

REC Wafers production target for the first quarter 2008 remains unchanged and has been set at 135 MW, which would correspond with a production increase of 14 percent from the first quarter 2007. Wafer prices are expected to decline by approximately three percent from 2007 to 2008, based on the structure of the long-term contracts.

The recently communicated delay of the polysilicon expansion project in Moses Lake will only have a marginal influence the production targets for REC Solar in 2008.

REC Solar expects to more than triple the cell production to 145 MW and increase the module production by approximately 150 percent to 105 MW in 2008. The vast majority of the production increase will come from new lines, and production is expected to gradually increase during the year. As outlined on the Capital Markets Day January 18, the first quarter production has been negatively impacted by the slightly delayed ramp-up schedule. The first quarter production is now estimated to end at 20 MW of solar cells and 15 MW of modules correspond with production increases of 80 percent and 35 percent, respectively. The first quarter of 2008 will be strongly affected by the ongoing ramp-up within cells and modules. The prices for modules are on average expected to decline by approximately five percent in the first half of 2008 compared to full year 2007. Additional price decrease could be expected in the second half of 2008. However, prices may fluctuate between the quarters, impacted by customer and market mix during the year. For the full year 2008, total revenue for REC Solar is expected to end between NOK 2,700-2,850 million. EBITDA in the first quarter 2008 is expected to be in line with the fourth quarter 2007, and expected to further improve in later quarters throughout 2008.

As outlined on the Capital Markets Day January 18, the strong growth will entail a significant increase in expansion costs for 2008. Expansion costs are defined as cost incurred prior to a new plants start-up of commercial production. These costs primarily related to recrultment, training and personnel cost of the new workforce that is expected to run the new production facility, but could also include other cost elements. These estimates have not been affected by the recently communicated delay of the polysilicon expansion project in Moses Lake. Expansion cost for 2008 has been estimated to approximately NOK 200 million in REC Silicon, approximately NOK 200 million in REC Wafer, approximately NOK 50 million in REC Solar and approximately NOK 50 million in REC ASA. The total expansion cost estimate of approximately 500 million compares to expansion costs of NOK 153 million in 2007.

Due to significant investments in technology centers and new technology developments, R&D expenses will increase significantly going forward. In 2008, R&D expenses are expected to more than double to more than NOK 300 million.

REC's cost reduction activities will bring new, lower cost capacity on stream when new plants are fully ramped up. However, the company will gain little from these cost reduction activities in 2008, as new plants will come into production towards the end of the year. Existing production will be subject to general cost inflation in 2008, in particular with respect to power prices and other consumables.

Given the growth in EverQ, the proportionate consolidation of its financial statement has an increasingly signficant effect on the REC financial statements. As EverQ EBITDA-margin is lower than the REC Group average, this will adversely affect the Group's average EBITDA-margin going forward.

For the full year 2008, total REC Group revenue is expected to increase around 25% compared to 2007. Revenue for the REC Group in the first quarter of 2008 is expected to be in line with first quarter 2007.

STATEMENTS

ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2006. There were no new standards, interpretations or amendments to published standards that have affected the consolidated financial statements for 2007.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2006.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. Refer to separate report for the first, second and third quarters for more information. These condensed consolidated interim financial statements are unaudited. They do not include all of the information required for full annual financial statements of the Group and should be read in

conjunction with the consolidated annual financial statements for 2006. The consolidated financial statements for 2006 are available upon request from the Company's registered office at Kjørbo or at www.recgroup.com.

FORWARD LOOKING STATEMENTS

This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in the Risk Report included in REC's Annual Report 2006, that also make references to the Report from the Board of Directors and the notes to the financial statements.

Kjørbo, February 11, 2008
Board of Directors

ABOUT REC

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for Photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs approximately 1,750 people (excluding EverQ). For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Erik Thorsen
President & CEO
+47 907 56 685

Bjørn Brenna
EVP & CFO
+47 900 43 186

Jon André Løkke
SVP & IRO
+47 907 44 949

CONSOLIDATED INCOME STATEMENT
REC GROUP

(NOK IN THOUSAND)	Q4 2007**	Q4 2006	DEC 31 2007**	DEC 31 2006
Revenues	1 873 701	1 319 732	6 642 043	4 334 072
Cost of materials	-378 123	-264 277	-1 310 700	-806 643
Changes in inventories	-25 748	58 083	38 180	66 892
Employee benefit expenses	-301 277	-145 704	-1 033 432	-667 950
Other operating expenses	-320 087	-291 931	-1 163 819	-961 778
EBITDA	848 466	675 903	3 172 272	1 964 593
Depreciation	-145 961	-103 189	-481 997	-333 877
Amortization	-17 494	-17 072	-91 725	-44 481
Impairment	-8 205	-4 044	-10 859	-11 807
EBIT	676 806	551 598	2 587 691	1 574 428
Share of loss of associates	-26 166	-7 019	-45 465	-18 330
Financial income	87 040	68 893	314 639	164 173
Financial expenses	-15 584	-28 508	-63 563	-148 500
Net currency gains - losses (including currency derivatives)	-106 503	-74 637	-815 955	-31 592
Net financial items (excluding effect on convertible loans)	-61 213	-41 271	-610 344	-34 249
Profit/loss before tax and effect on convertible loans	615 593	510 327	1 977 347	1 540 179
Fair value/foreign exchange effect on convertible loans	0	-131	0	-796 219
Profit/loss before tax	615 593	510 196	1 977 347	743 960
Income tax expense/benefit	-200 757	-174 117	-643 994	-285 630
Profit/loss for the period	414 836	336 079	1 333 353	458 330
Attributale to:				
Minority interests	108	0	106	0
Equity holders of REC ASA	414 944	336 078	1 333 459	458 330
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)				
- basic	0.84	0.68	2.70	1.03
- diluted	0.84	0.68	2.70	1.03
- basic adjusted for effect on convertible loans*	NA	0.68	NA	2.36

* Excluding fair value/foreign exchange effects and interest expense on convertible loans, net of tax (28%), using the same weighted average number of shares as in the calculation above.
** Q4 2007 is calculated based on restarted income statement as of September 30, 2007, due to reclassification of embedded derivates.

The reclassification of the change in fair value of three embedded derivative contracts from cash flow hedges in the Statement of Recognized Income and Expense have affected the first three quarters of 2007, and the amounts in the line items of the Income Statement have been adjusted as shown below. In addition the effect for the year is shown.

	Accumulated			
(NOK IN THOUSAND)	MAR 31 2007	JUN 30 2007	SEP 30 2007	DEC 31 2007
EBITDA	0	0	0	28 177
Net financial items	-147 478	-193 007	-587 179	-642 032
Income tax expense/benefit	41 294	54 042	164 410	171 879
Profit/loss for the period	-106 184	-138 965	-422 769	-441 976
Earnings per share	-0.21	-0.28	-0.86	-0.89

	Per quarter			
(NOK IN THOUSAND)	Q1 2007	Q2 2007	Q3 2007	Q4 2007
EBITDA	0	0	0	28 177
Net financial items	-147 478	-45 529	-394 172	-54 853
Income tax expense/benefit	41 294	12 748	110 368	7 469
Profit/loss for the period	-106 184	-32 781	-283 804	-19 207
Earnings per share	-0.21	-0.07	-0.57	-0.04

The corresponding amounts have been adjusted in the Statement of Recognized Income and Expense.

CONSOLIDATED BALANCE SHEET
REC GROUP

(NOK IN THOUSAND)	DEC 31 2007	SEP 30 2007	DEC 31 2006
ASSETS			
Non-current assets			
Goodwill	799 456	745 944	792 284
Other intangible assets	256 359	251 256	254 950
Intangible assets	1 055 815	997 200	1 047 234
Land and buildings	1 330 940	994 140	1 005 228
Machinery and equipment	3 151 642	2 860 888	2 886 853
Other tangible assets	112 695	97 382	130 933
Assets under construction	3 039 626	2 080 671	620 787
Property, plant and equipment	7 634 903	6 033 081	4 643 801
Investments in associates	8 548	30 560	52 658
Investments in shares	1 237	1 237	1 126
Other non-current receivables	1 089 849	195 054	10 425
Restricted bank accounts*	340 774	368 532	141 991
Financial assets	1 440 408	595 383	206 200
Deferred tax assets	230 758	154 320	2 742
Total non-current assets	10 361 884	7 779 984	5 899 977
Current assets			
Inventories	655 165	594 641	508 455
Trade and other receivables	1 019 802	1 661 046	995 188
Current tax assets	0	0	59 323
Derivatives	67 023	331 850	42 052
Restricted bank accounts*	20 671	0	0
Cash and cash equivalents*	5 794 897	6 387 503	7 275 548
Total current assets	7 557 558	8 975 040	8 880 566
Total assets	17 919 442	16 755 024	14 780 543
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	494 315	494 315	494 326
Share premium and other paid in capital	8 548 841	8 548 841	8 549 744
Paid-in capital	9 043 156	9 043 156	9 044 070
Other equity and retained earnings	1 380 098	1 447 709	1 134 117
Profit/loss for the period	1 333 459	918 515	458 330
Other equity and retained earnings	2 713 557	2 366 224	1 592 447
Minority interests	346	463	0
Total shareholders' equity	11 757 059	11 409 843	10 636 517
Non-current liabilities			
Retirement benefit obligations	116 200	106 109	103 231
Deferred tax liabilities	310 320	303 291	233 714
Non-current loans, interest bearing	2 945 437	2 655 773	2 498 417
Provisions and other non-interest bearing liabilities	116 871	191 568	201 989
Total non-current liabilities	3 488 828	3 256 741	3 037 351
Current liabilities			
Trade payables and other liabilities	1 334 985	863 757	659 962
Current tax liabilities	480 413	439 685	152 854
Derivatives	680 468	671 718	148 041
Current loans, interest bearing	177 689	113 280	145 818
Total current liabilities	2 673 555	2 088 440	1 106 675
Total liabilities	6 162 383	5 345 181	4 144 026
Total equity and liabilities	17 919 442	16 755 024	14 780 543

*Non-current restricted bank accounts have been reclassified from current cash and cash equivalents.

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE REC GROUP

(NOK IN THOUSAND)	Translation differences	Tax	Pension	Cash flow hedge	Acquisition	Change in accounting principle	Profit/loss	Total
YEAR 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-331 652	33 089	0	0	0	0	0	-298 563
Actuarial gain/loss on defined benefit pension schemes	0	480	-8 617	0	0	0	0	-8 137
Effect of EverQ acquisition	0	0	0	0	23 322	0	0	23 322
Cash flow hedges	0	0	0	0	0	0	0	0
- valuation gain/losses taken to equity	0	-30 139	0	107 569	0	0	0	77 430
- transferred to profit/loss for the period *	0	2 492	0	-8 900	0	0	0	-6 408
Profit for the period	0	0	0	0	0	0	1 333 353	1 333 353
Total changes in the period	-331 652	5 922	-8 617	98 669	23 322	0	1 333 353	1 120 997
At December 31, 2007	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334
Total change attributable to:								
Equity holders of REC ASA	-331 643	5 922	-8 617	98 669	23 322	0	1 333 459	1 121 112
Minority interest	-9	0	0	0	0	0	-106	-115
Total change in the period	-331 652	5 922	-8 617	98 669	23 322	0	1 333 353	1 120 997
YEAR 2006								
At January 1, 2006	31 823	23 421	-34 364	0	134 117	-49 918	-2 166	102 913
Currency translation differences	-40 236	540	0	0	0	0	0	-39 696
Actuarial gain/loss on defined benefit pension schemes	0	406	9 807	0	0	0	0	10 213
Effect of EverQ acquisition	0	0	0	0	76 817	0	0	76 817
Cash flow hedges								
- valuation gain/losses taken to equity	0	47 363	0	-169 177	0	0	0	-121 814
- transferred to profit/loss for the period *	0	-13 445	0	48 019	0	0	0	34 574
Profit for the period	0	0	0	0	0	0	458 330	458 330
Total changes in the period	-40 236	34 864	9 807	-121 158	76 817	0	458 330	418 424
At December 31, 2006	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337

* Cash flow hedge – transferred to profit/loss for the period affected the following line items in the income statement:

(NOK IN THOUSAND)	Year 2007	Year 2006
Revenues	34 987	-37 563
Cost of materials	-26 087	-10 456
Total	8 900	-48 019

EQUITY
REC GROUP

(NOK IN THOUSAND)	Attributable to equity holders of REC ASA: Total paid in capital	Other equity	Recognized income & expense	Total share-holders' equity	Minority interests	Total Equity
YEAR 2007						
At January 1, 2007	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-916	0	0	-916	0	-916
Transaction with minority	0	0	0	0	461	461
Total recognized income and expense	0	0	1 121 112	1 121 112	-115	1 120 997
At December 31, 2007	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 059
YEAR 2006						
At January 1, 2006	1 040 398	114 624	102 913	1 257 935		
Share issue/initial public offering	6 806 528	0	0	6 806 528		
Shares paid not issued	13 129	0	0	13 129		
Conversion of convertible loan	1 183 791	0	0	1 183 791		
Fair value effect on convertible loans	0	1 323 867	0	1 323 867		
Tax on fair value effect on convertible loans	0	-370 683	0	-370 683		
Treasury shares transactions	225	3 302	0	3 527		
Total recognized income and expense	0	0	418 424	418 424		
At December 31, 2006	9 044 070	1 071 110	521 337	10 636 517		

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN THOUSAND)	Q4 2007**	Q4 2006	DEC 31 2007**	DEC 31 2006
Net cash flow from operating activities	957 720	658 911	3 055 114	1 378 857
Net cash flow from investing activities	-1 590 588	-564 611	-4 453 192	-1 633 725
Net cash flow from financing activities	21 605	-74 569	254 420	7 022 294
Foreign currency effect on cash and cash equivalents	37 077	-5 263	-336 994	-5 839
Net increase/decrease in cash and cash equivalents	-574 186	14 468	-1 480 652	6 761 587
Cash and cash equivalents at beginning of the period*	6 369 082	7 261 081	7 275 548	513 962
Cash and cash equivalents at end of the period*	5 794 897	7 275 548	5 794 897	7 275 548

* Cash and cash equivalents excludes non-current restricted bank accounts and current cash and cash equivalents. Comparative figures have been changed.
** The reported cash flows for investing and financing activities for 2007 have also been adjusted for parts of the prepayments from EverQ to REC Silicon in the second quarter.

SEGMENT INFORMATION
FOURTH QUARTER

(NOK IN MILLION)	Revenues 2007	Revenues 2006	Growth	of which external 2007	of which external 2006	Growth
REC Silicon	637	542	18%	352	335	5%
REC Wafer	1 225	790	55%	1 054	675	56%
REC Solar	308	301	2%	307	300	2%
Other Operations	169	19	nm	160	10	nm
Eliminations	-464	-332	nm	0	0	nm
Total	1 874	1 320	42%	1 874	1 320	42%

(NOK IN MILLION)	EBITDA 2007	Margin	2006	Margin	EBIT 2007	Margin	2006	Margin
REC Silicon	352	55%	319	59%	307	48%	267	49%
REC Wafer	499	41%	295	37%	417	34%	233	29%
REC Solar	5	2%	81	27%	-20	-6%	74	24%
Other Operations	5	nm	-11	nm	-14	nm	-14	nm
Eliminations	-13	nm	-9	nm	-13	nm	-9	nm
Total	848	45%	676	51%	677	36%	552	42%

SEGMENT INFORMATION
YEAR TO DATE 31 DECEMBER

(NOK IN MILLION)	Revenues 2007	Revenues 2006	Growth	of which external 2007	of which external 2006	Growth
REC Silicon	2 496	2 127	17%	1 318	1 395	-5%
REC Wafer	4 360	2 455	78%	3 836	2 057	86%
REC Solar	1 116	873	28%	1 116	872	28%
Other Operations	400	22	nm	371	10	nm
Eliminations	-1 729	-1 144	nm	0	0	nm
Total	6 642	4 334	53%	6 642	4 334	53%

(NOK IN MILLION)	EBITDA 2007	Margin	2006	Margin	EBIT 2007	Margin	2006	Margin
REC Silicon	1 347	54%	1 063	50%	1 171	47%	874	41%
REC Wafer	1 813	42%	825	34%	1 539	35%	664	27%
REC Solar	171	15%	195	22%	114	10%	158	18%
Other Operations	-67	nm	-77	nm	-145	nm	-80	nm
Eliminations	-92	nm	-42	nm	-92	nm	-42	nm
Total	3 172	48%	1 965	45%	2 588	39%	1 574	36%

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Revenues	872	1 003	1 139	1 320	1 616	1 673	1 480	1 874
EBITDA	380	387	522	676	869	812	643	848
EBITDA - margin	44%	39%	46%	51%	54%	49%	43%	45%
EBIT	298	303	422	552	737	679	495	677
EBIT - margin	34%	30%	37%	42%	46%	41%	33%	36%
Net financial items (excluding effect of convertible loans)	-55	-28	90	-41	-103	-8	-438	-61
Profit/loss before tax and effect of convertible loans	243	274	512	510	634	671	57	616
Fair value/foreign exchange effect of convertible loans	-791	-5	0	0	0	0	0	0
Profit/loss before tax	-548	270	512	510	634	671	57	616
Earnings per share, basic and diluted, in NOK	-1.27	0.40	0.69	0.68	0.86	0.94	0.05	0.84

QUARTERLY INFORMATION - REC SILICON

(NOK IN MILLION)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Revenues	521	525	539	542	635	627	597	637
EBITDA	242	207	295	319	364	326	304	352
EBITDA - margin	46%	39%	55%	59%	57%	52%	51%	55%

QUARTERLY INFORMATION - REC WAFER

(NOK IN MILLION)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Revenues	502	552	612	790	1 017	1 131	987	1 225
EBITDA	168	170	192	295	470	485	359	499
EBITDA - margin	33%	31%	31%	37%	46%	43%	36%	41%

QUARTERLY INFORMATION - REC SOLAR

(NOK IN MILLION)	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Revenues	120	180	273	301	309	292	208	308
EBITDA	17	32	65	81	87	54	25	5
EBITDA - margin	14%	18%	24%	27%	28%	19%	12%	2%


REC is a significant player in the international solar energy industry; well positioned both upstream and downstream in the industry value chain.
REC Silicon
REC Wafer
REC Solar


REC
Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
NO-1302 Sandvika
Norway
Tel: + 47 67 57 44 50
Fax: + 47 67 57 44 99
www.recgroup.com

4. REC ASA – Annual Overview for REC ASA.

elding 207675

ato/tid	17.04.2008 10:38:07
tsteder	Renewable Energy Corporation ASA
nstrument	
larked	Oslo Børs
ategori	ÅRSOVERSIKT
orrigert	Ikke korrigert
nformasjonspliktig	Informasjonspliktige opplysninger
edlegg	Vedlegg:
ittel	REC ASA - Annual overview for REC ASA
ekst	

Issuers of listed transferable securities are, according to the Securities Trading Act section §5-11, required to provide Oslo Stock Exchange with a document listing all relevant information they have made available to the public over the preceding 12 months in compliance with their legal obligations.

Attached is an overview for REC from 23 May 2007 (when the last overview was published) until 15 April 2008.

For more information, please contact:
Bjørn R. Berntsen, Shareholder Services
Tel: +47 977 35 514

About REC
REC is uniquely positioned as one of the most integrated company in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications.

REC Solar produces solar cells and solar modules and is engaged in project development activities in selected segments of the PV market.

REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

REC

Annual Overview for Renewable Energy Corporation ASA: 23 May 2007 – 16 April 2008

Date/time	Market	IssuerID	Corr	Announcement	Att.	Category
15.04.2008 16:06:55	OB	REC		REC ASA - Presentation of the first quarter 2008		FINANCIAL CALENDAR
11.04.2008 08:31:21	OB	REC		REC ASA - REC acquires 20% of US downstream player		AGREEMENTS
01.04.2008 12:58:09	OB	REC		REC ASA - Board of Directors approved 2007 financials		FINANCIAL REPORT
29.02.2008 15:40:11	OB	REC		REC ASA - Mandatory notification of trade		MANDATORY NOTIFICATION OF TRADE
12.02.2008 13:45:02	OB	REC		Mandatory notification of trade		MANDATORY NOTIFICATION OF TRADE
12.02.2008 07:45:03	OB	REC		4th quarter 2007		FINANCIAL REPORT
06.02.2008 08:16:21	OB	REC		Silicon expansion project - delay and cost overrun		OTHER ANNOUNCEMENTS
04.02.2008 14:55:40	OB	REC		PRESENTATION OF THE FOURTH QUARTER 2007		FINANCIAL CALENDAR
18.01.2008 08:01:00	OB	REC		REC Capital Markets Day - Presentation Material		NON-REGULATORY PRESS RELEASES
15.01.2008 14:19:28	OB	REC		REC CAPITAL MARKETS DAY 2008		NON-REGULATORY PRESS RELEASES
11.12.2007 16:29:55	OB	REC		OSLO BØRS RE.TRADES IN RECW08D300HA.		OTHER ANNOUNCEMENTS
11.12.2007 16:05:06	OB	REC		OSLO BØRS - MATCHING HALT ENDS		MATCHING HALT
11.12.2007 16:02:46	OB	REC		SECURES A NOK 4 BILLION WAFER SALES CONTRACT		AGREEMENTS
11.12.2007 16:02:09	OB	REC		OSLO BØRS - MATCHING HALT		MATCHING HALT
05.12.2007 16:06:18	OB	REC		INVITATION - REC CAPITAL MARKETS DAY 2008		FINANCIAL CALENDAR
05.12.2007 12:31:52	OB	REC		MELDEPLIKTIG HANDEL		MANDATORY NOTIFICATION OF TRADE
13.11.2007 15:33:56	OB	REC		MELDEPLIKTIG HANDEL		MANDATORY NOTIFICATION OF TRADE
26.10.2007 07:53:44	OB	REC		INVITATION TO PRESS CONFERENCE		OTHER ANNOUNCEMENTS
26.10.2007 07:53:29	OB	REC		SINGAPORE CHOSEN FOR NEW MANUFACTURING COMPLEX		OTHER ANNOUNCEMENTS
26.10.2007 07:52:14	OB	REC		SECURES A NOK 5.3 BILLION WAFER SALES CONTRACT		AGREEMENTS
26.10.2007 07:51:47	OB	REC		EVERQ PREPARE FOR IPO; MAJOR EXPANSION APPROVED		OTHER ANNOUNCEMENTS
26.10.2007 07:47:33	OB	REC		3RD QUARTER OF 2007		FINANCIAL REPORT
17.10.2007 08:03:52	OB	REC		OPERATIONAL DISRUPTIONS NEGATIVELY AFFECT Q3 FINANCIALS		EARNINGS GUIDANCE
15.10.2007 13:39:30	OB	REC		PRESENTATION OF THE THIRD QUARTER 2007		FINANCIAL CALENDAR
21.09.2007 14:51:11	OB	REC		INVEST IN NEW TECHNOLOGY CENTRE		AGREEMENTS
28.08.2007 14:49:32	OB	REC		BUILDING PV POWER PLANT IN SOUTH KOREA		AGREEMENTS
09.08.2007 07:47:29	OB	REC		REC - MANDATORY NOTIFICATION OF TRADE		MANDATORY NOTIFICATION OF TRADE
27.07.2007 07:46:40	OB	REC		SECOND QUARTER 2007		FINANCIAL REPORT
26.07.2007 16:26:01	OB	REC		SECURES A NOK 5.1 BILLION WAFER SALES CONTRACT		AGREEMENTS

REC

17.07.2007 11:10:46	OB	REC	PRESENTATION OF THE SECOND QUARTER 2007	FINANCIAL CALENDAR
17.07.2007 08:35:13	OB	REC	REC - SIGNIFICANTLY EXPANDING MONO-WAFER CAPACITY	OTHER ANNOUNCEMENTS
03.07.2007 10:00:35	OB	REC	OSLO BORS - CHANGE OF CLASSIFICATION FOR REC	INDEX INFORMATION
03.07.2007 10:00:35	OB	REC	OSLO BORS - REKLASSIFISERING AV REC	INDEX INFORMATION
21.06.2007 12:24:23	OB	REC	NR 58-07 DERIVATIVES : LISTING RENEWABLE ENERGY CORP (REC) OPTI...	DERIVATIVE NOTICES
21.06.2007 08:30:15	OB	REC	ADDING 50 MW MODULE CAPACITY	OTHER ANNOUNCEMENTS
23.05.2007 15:19:18	OB	REC	UPDATED ARTICLES OF ASSOCIATION FROM REC	GENERAL MEETING INFORMATION
23.05.2007 13:37:15	OB	REC	ANNUAL OVERVIEW	ANNUAL INFORMATION

Source: www.newsweb.no

Date	Kunngjøringstype	*Notification category*
08.03.2008	Styre	Board
03.01.2008	Forretningsadresse	*Business adress*
11.07.2007	Styre	Board
	Vedtektsdato	*Date of By-law*
	Fullmakt kapitalforhoyelse	*Authorisation capital increase*
23.05.2007	Godkjente årsregnskap	*Approved annual accounts*

Source: www.brreg.no

5. **Press Release - REC ASA – 1st Quarter 2008.**

elding 207923

ato/tid	22.04.2008 07:01:38
tsteder	Renewable Energy Corporation ASA
nstrument	
larked	Oslo Børs
ategori	FINANSIELL RAPPORTERING
orrigert	Ikke korrigert
nformasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
edlegg	Vedlegg:
ittel	REC ASA - 1st quarter 2008
ekst	

Oslo, April 22, 2008: Renewable Energy Corporation ASA (REC) reported revenue of NOK 1,771 million in the first quarter 2008, an increase of 10 percent from NOK 1,616 million in the first quarter 2007

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 742 million in the first quarter 2008, a decline of 15 percent from NOK 869 million in the first quarter 2007. The EBITDA margin of 42 percent in the first quarter 2008 compares with 54 percent in the same quarter last year.

The operating profit (EBIT) was NOK 579 million in the first quarter, compared to NOK 737 million in the same quarter in 2007, and the EBIT margin decreased to 33 percent from 46 percent.

As described in the interim report for the fourth quarter 2007, REC has entered into three major USD-denominated contracts for wafer deliveries with customers for whom USD is not the functional currency. For accounting purposes, REC needs to treat these sales contracts as if they were denominated in NOK, whereas the embedded forward purchases of USD are separated and accounted for on a fair value basis, with changes in the fair value being charged to financial items.

As a result of a further decline of USD compared with NOK in the first quarter 2008, a loss of NOK 226 million was recognized on the total contract value as a part of financial items. Of this, NOK 22 million was realized and had a positive effect on EBITDA, based on sales against these contracts in the first quarter. The accounting method has no cash flow effect and the losses will be reversed in the Income Statement over the contract periods.

Including these effects, profit before tax was NOK 327 million in the first quarter 2008, compared to NOK 634 million in the first quarter 2007.

Earnings per share were NOK 0.43 in the first quarter 2008. This compares to NOK 0.86 in the first quarter 2007, on both a basic and diluted basis.

For more information, please see the attachments on www.newsweb.no
Morning program:
REC will release its first quarter results for 2008 on Tuesday April 22, 2008 just after 07:00 AM CET.

On the release day, President and CEO Erik Thorsen of REC ASA will give a presentation and other members of the management team will also be present. The presentation will take place at 08:00 hrs Norwegian time/CET at the conference centre Oslo Konserthus, Munkedamsveien 14, 0250 Oslo (www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the Internet, and can be accessed from: www.recgroup.com.

It will also be possible to listen to the presentation through a conference call. Please use one of the following numbers (conference ID, 5993499):

Norway free call: 800 196 40
UK free call: 0800 028 1299
USA free call: 1888 935 4577
International dial in: +44 (0)20 7806 1967

Afternoon program:
REC will further host an analyst conference call with possibilities for questions and answers later the same day at 15:00 CET. Please make sure to dial inn at least 5 minutes ahead of time to finalize your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be made available. To access, please dial +47 67 89 40 91 and use the following procedure:
1. Type account number 1536 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 536 followed by # (pound-sign) and press 1 to play

For more information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer, +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated company in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market. REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian

6. **REC ASA – First Quarter 2008.**

REC

FIRST QUARTER 2008

April 22, 2008



WE ARE EXCELLING ACROSS THE VALUE CHAIN, BUILDING ON OUR UNIQUE POSITION AS THE MOST INTEGRATED SOLAR ENERGY COMPANY IN THE WORLD.

REC is investing substantial resources in R&D, expanding production capacity, continuously strengthening our organization and ensuring balanced growth across the value chain. Maintaining our continual and uncompromising focus on achieving lower production costs, we aim to enhance our position as a leader in the PV industry.

HIGHLIGHTS

- Production targets were largely met
- Revenue growth of 10 percent
    - NOK 1,771 million versus NOK 1,616 million in the first quarter 2007
- EBITDA declined by 15 percent, mainly due to higher expansion cost and currency translation effects
    - NOK 742 million versus NOK 869 million in the first quarter 2007
    - EBITDA margin of 42 percent in the first quarter
    - Expansion cost of NOK 82 million in the first quarter
- EBIT declined by 21 percent
    - NOK 579 million versus NOK 737 million in the first quarter 2007
- NOK 2 billion wafer contract signed with existing wafer customer in April
- Acquired 20 percent of US downstream player on April 11
- Production and financial targets for 2008 remain intact

FINANCIAL REVIEW

KEY FINANCIALS – REC GROUP

(NOK IN MILLION)	Q1 2008	Q1 2007*	DEC 31 2007	Q4 2007
Revenues	1 771	1 616	6 642	1 874
EBITDA	742	869	3 172	848
EBITDA – margin	42%	54%	48%	45%
EBIT	579	737	2 588	677
EBIT – margin	33%	46%	39%	36%
Net financial items	-251	-103	-610	-61
Profit/loss before tax	327	634	1 977	616
Earnings per share, basic and diluted, in NOK	0.43	0.86	2.70	0.84
Expansion costs	82	7	153	55
Adjusted EBITDA	824	876	3 325	903
Adjusted EBITDA – margin	47%	54%	50%	48%

*Financial items are adjusted for previous quarters of 2007, see "financial items" below. This also affected profit before tax and earnings per share.

REVENUES AND EBITDA

REC continued to show growth in production, sales and revenue also in the first quarter 2008. Production increases were roughly in line with the first quarter estimates presented in the interim report for the fourth quarter 2007.

Revenue amounted to NOK 1,771 million in the first quarter 2008, which was 10 percent above the first quarter 2007. Consolidated revenues increased less than the growth in production volumes within each business segment, this was primarily driven by a negative currency translation effect and higher levels of internal sales to support current expansions within REC. In local currency, price developments were largely in line with estimates given in the interim report for the fourth quarter; flat for polysilicon, and slightly down for wafers and modules compared to the average of last year.

Currency developments have had a negative translation effect on revenues of NOK 81 million compared to the first quarter 2007, and revenue growth was 15 percent on a constant currency basis (see definition at the end of the report).

EBITDA declined by 15 percent to NOK 742 million, and the EBITDA-margin thus declined to 42 percent from 54 percent in the first quarter 2007. Currency developments had a negative translation effect on EBITDA of NOK 58 million compared to first quarter 2007. Adjusted for expansion costs of NOK 82 million, EBITDA-margin was 47 percent, compared to an adjusted EBITDA margin of 54 percent in the first quarter 2007. The incurred expansion costs were in line with the estimate presented in the interim report for the fourth quarter 2007.

Adjusted for expansion costs and on a constant currency basis EBITDA increased by one percent.

The EBITDA contribution from EverQ increased to NOK 25 million in the first quarter 2008, up from NOK 9 million in the first quarter 2007 but down from NOK 37 million in the previous quarter. Revenue was NOK 146 million, up from NOK 57 million in the first quarter last year but down from NOK 160 million in the fourth quarter 2007.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 163 million in the first quarter 2008, an increase from NOK 132 million in the first quarter last year but a decline from NOK 172 million in the fourth quarter 2007.

Costs are being capitalized as long as projects are under construction, and depreciation is thus expected to increase as more expansion projects are being completed in the quarters to come.

EBIT

Due to higher expansion costs, the start-up of the new cell and module plants, and increased depreciation and amortization, EBIT declined by 21 percent to NOK 579 million from NOK 737 million in the first quarter 2007. The decline was 14 percent from NOK 677 million in the fourth quarter 2007.

The EBIT margin of 33 percent compares to 46 percent in the first quarter last year and 36 percent in the previous quarter.

NET FINANCIAL ITEMS

The group reported net financial items of NOK -251 million in the first quarter 2008, compared to NOK -103 million in the first quarter last year and NOK -61 million in the fourth quarter 2007.

As described in the interim report for the fourth quarter 2007, REC has entered into three major USD-denominated contracts for wafer deliveries with customers for whom USD is not the functional currency. Combined, the three long-term contracts have total future sales estimated at approximately USD 1.6 billion at March 31, 2008.

For accounting purposes, REC needs to treat these sales contracts as if they were denominated in NOK, whereas the embedded forward purchases of USD are separated and accounted for on a fair value basis, with changes in the fair value being charged to financial items. The contracts represent economic hedge of future purchases of polysilicon in USD, but hedge accounting has not been applied.

As a result of a further decline of USD compared with NOK in the first quarter 2008, a loss of NOK 226 million was recognized on the total contract value as a part of financial items. Of this, NOK 22 million was realized and had a positive effect on EBITDA, based on sales against these contracts in the first quarter. In the fourth quarter 2007, the EBITDA effect was a positive NOK 28 million. The negative fair value of embedded derivatives in the balance sheet was NOK 818 million at March 31, 2008.

NET FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	Q1 2008	Q1 2007 *	DEC 31 2007	Q4 2007
Share of loss of associates	-2	-6	-45	-26
Financial income	65	74	315	87
Financial expenses	0	-23	-64	-16
Net currency gains – losses	-87	-3	-346	-17
Net gains – losses other derivatives	-1	2	172	-35
Embedded derivatives	-226	-147	-642	-55
Net financial items	-251	-103	-610	-61

* Financial items for the first three quarters of 2007 are adjusted, related to embedded derivatives compared to the reports published for these quarters. See the fourth quarter report for 2007 for more details

The accounting method has no cash flow effect, and the net non-cash losses incurred to date will be reversed in the income statements either as net financial gains or higher EBITDA over the remainder of the contract periods.

Financial income declined compared to previous periods, primarily due to a reduction in interest-bearing assets.

Interest expenses increased compared to the first quarter 2007, but decreased slightly compared to the fourth quarter 2007. However, due to a significant increase in construction in progress, capitalization of borrowing costs continued to increase in the quarter, and was NOK 62 million compared to NOK 13 million and NOK 42 million in the first and fourth quarter 2007, respectively.

Net currency losses of NOK 87 million in the first quarter 2008 were primarily related to USD loans from REC ASA to REC Silicon in USD, of which NOK 24 million was offset by gains on other derivative instruments used for hedging.

Share of loss of associates was NOK 2 million in the first quarter, compared with a loss of NOK 6 million in the first quarter 2007. In February 2008, the ownership in CSG Solar AG was reduced to 8.7 percent, as REC did not fully participate in a rights issue in the German company. Subsequent to this, the company is no longer accounted for as an associated company.

PROFIT BEFORE TAX

Profit before tax was NOK 327 million in the first quarter 2008, compared to NOK 634 million (restated for the effects of embedded derivatives) in the first quarter last year and NOK 616 million in the fourth quarter 2007. The profits were negatively affected by embedded derivatives, currency and expansion costs.

INCOME TAX

Calculated income tax for 2008 has been estimated to 36 percent, based on an estimated effective annual tax rate of 28 percent in the Scandinavian operations and 36 percent in the US operations. Losses on embedded derivatives and currency as well as increased elimination of unrealized internal profit contributed to the low amount of profits calculated with the tax rate of 28 percent and to the relatively high effective tax rate. The actual effective tax rates for 2008 may deviate from the estimated tax rates. For the year and first quarter 2007 the calculated tax rate was 33.

PROFIT AFTER TAX

Profit after tax was thus NOK 211 million in the first quarter 2008, compared to NOK 428 million in the same period last year and to NOK 415 million in the fourth quarter 2007.

EPS for the quarter was NOK 0.43, compared to NOK 0.86 in the first quarter last year and NOK 0.84 in the fourth quarter 2007.

OPERATIONAL REVIEW

MARKET DEVELOPMENT

According to Marketbuzz 2008, the global market for photovoltaic (PV) installations grew by 62 percent to 2.83 GW in 2007, and the market has on average grown by 47 percent annually over the past five years. In cumulative terms, the capacity of PV installations increased by 41 percent to 9.8 GW in 2007.

According to Marketbuzz 2008, the volume of silicon available for PV increased by 50 percent in 2007, whereas wafering capacity increased by 73 percent, cell capacity by 59 percent and module capacity by 59 percent.

The silicon growth figure corresponds to an output capacity in excess of 3 GW of crystalline silicon solar cells, whereas wafer capacity increased to 4.6 GW, and cell and module capacities to 5.0 GW and 4.8 GW, respectively.

The output of crystalline silicon cells increased by 50 percent to just over 3 GW in 2007, whereas the production of thin film PV more than doubled to 400 MW.

Despite that more geographical markets are picking up on PV, the industry is still relying on a few major markets. Germany remains by far the largest market, and with a growth of 37 percent to 1.37 GW, the German market accounted for nearly half the global market in 2007. Spain outpaced all other markets, climbing into second place with a formidable growth of 482 percent to 640 MW. Demand in the rest of Europe increased by 140 percent to 179 MW. The US market reported 57 percent growth to 230 MW, and shared the third position with Japan which registered a slight decline in demand in 2007.

In terms of use, the on-grid market remains the growth driver, growing by 69 percent to 2.6 GW. The off-grid market increased 11 percent to 219 MW.

Despite continued growth in polysilicon capacity, the supply side is likely to continue to market growth in 2008. At the same time, governments around the world continue to implement new incentive schemes aimed at supporting the use of renewable energy sources.

In the longer-term, REC still believes increased silicon capacity will create a more balanced supply and demand situation, which in turn will drive a trend towards a more commercially driven market for PV.

EXPANSION PROJECTS UNDER EXECUTION

REC has a series of major expansion projects under construction throughout the value chain, and already approved investments are expected to total approximately NOK 7 billion in capital expenditure in 2008.

REC Silicon has three main expansion projects ongoing; the building of a plant for production of granulated polysilicon at Moses Lake, Washington, a debottlenecking and expansion project at Butte, Montana, and the building of a new silane gas plant in Moses Lake.

As described in more detail in the interim report for the fourth quarter 2007, REC in February unveiled that equipment and construction of the new plant for production of granulated polysilicon in Moses Lake would exceed previous cost estimates. The overall cost estimate was raised to USD 800 million, and the expected start-up postponed by two months to late fourth quarter 2008.

Both REC and its construction partner Fluor Corporation have strengthened the project management, and further investigations have not indicated additional cost overruns or delays.

Some sub-contractors at the Moses Lake construction project have experienced an

unstable working situation due to disputes between local construction workers unions and federal unions. These issues have now been resolved and should, to the best of our knowledge, have little or no negative effects on neither time schedule nor cost for the current plant under construction.

As a result of the delayed production start-up, REC Silicon decided to postpone the remaining part of the debottlenecking project at its Butte plant until 2009, in order to mitigate the production shortfall and maximize output during 2008. The cost estimate for the debottlenecking program remains unchanged.

The cost overruns and delays at the new plant in Moses Lake have prompted a thorough run-through of the planned construction of a new silane gas plant in Moses Lake. Several of the construction processes are 'blueprints' of the plant currently under construction, and most cost elements related to procurement and construction is expected to face similar price escalations as for the ongoing expansion project. The time schedule for the project remains the same and the silane gas capacity is expected to be ready for ramp-up by the end of 2009. This project is still in its very early phase and REC therefore has a better possibility to mitigate possible cost escalations. Additional time is needed to quantify any potential cost revisions on this project.

Long-term contracts prices, for both silane gas and polysilicon, have strengthened from the time of the investment decision in April 2007. Although not all volumes are contractually committed yet, these price increases will largely compensate for expected cost increase.

As previously described, REC Silicon has over the past year built a project organization counting some 50 people in Moses Lake, Washington and Houston, Texas, which will closely monitor the development in all of REC Silicon's expansion projects in cooperation with the corporate project organization which has been established at the headquarters in Norway.

Summing up, REC Silicon targets production levels of around 19,000 MT of polysilicon and 29,000 MT of silane by 2010.

REC is also in the process of selecting a new polysilicon-production site to secure growth beyond 2012. The outcome of the site selection is expected to be announced during the second quarter 2008, with initial investment approval expected before the end of 2008.

REC Wafer has four ongoing expansion projects in Norway, whereof two at Herøya and two in Glomfjord. Construction is ongoing for two 325 MW multicrystalline wafer plants at the Herøya complex, each of which carry investments estimated at NOK 1,250 million. The first of the two new plants is expected to be ramped-up over a nine-month period starting in the fourth quarter 2008, whereas the other is expected to follow six months later.

In Glomfjord, REC Wafer expects to begin ramping-up additional production capacity of around 100 MW of multicrystalline wafers from the second quarter 2008. Total investment is estimated to NOK 340 million.

The second Glomfjord project represents an estimated NOK 1,350 million investment in a 275 MW monocrystalline ingot and wafering plant. Starting in the second half of 2008, the new capacity is expected to come into production in several phases over the following two years.

All the wafer expansion projects are progressing according to plan and cost, and are still expected to bring REC Wafer to a production capacity of close to 1.7 GW by 2010.

REC Solar is currently in the midst of ramping-up production at a new 180 MW cell plant in Narvik. Production has gradually increased from very limited volumes in the fourth quarter 2007, and is expected to reach full capacity in the final quarter of the year. No significant changes have been made to the original investment estimate of NOK 700 million.

At the module plant in Glava in Sweden, REC Solar is in the process of ramping up of a new 55 MW line. Installation of equipment to increase the production capacity with an additional 50 MW is in progress with ramp-up planned to take place in the third quarter. The investment estimate for the two projects in total remains unchanged at close to SEK 200 million.

Based on these already approved investments, REC Solar targets production of 225 MW of solar cells and 150 MW of modules by 2010.

THE SINGAPORE PROJECT

Pre-engineering work is progressing on the planned expansions of wafer, cell and module production at the new Singapore site.

In the beginning of April, REC opened an office in Singapore, which is participating in the pre-engineering activities in collaboration with external parties and the corporate project organization.

Completion of the pre-engineering is expected during the second quarter 2008, where after an initial investment decision can be made. Further development is planned to be organized in several stages and through a series of interdependent projects, led by the corporate project management team. To date, the project has committed nonreversible costs of EUR 36 million.

INVESTMENT IN MAINSTREAM

On April 11, REC announced a USD 40 million investment in a 20 percent equity position in Mainstream Energy LLC, which is a leading US player in PV systems integration and distribution with expected revenue of USD 160 million in 2008.

The investment was a combination of a share purchase and share subscription, and REC has obtained options to increase its shareholding to a majority position over the next three years.

The investment underlines REC's ambition to take a more active role in the building of robust and scalable market channels. The acquisition also marks an entry in the US market, which is increasing in importance.

The US market is in a growth mode, led by California. Incentive systems and renewable portfolio standards are expected to result in continued market growth going forward, in combination with increasingly more competitive PV systems.

The US market in general, and Southern California in particular, are believed to be amongst the first markets where PV systems will be able to compete at purely commercial terms without subsidies.

Mainstream Energy conducts its operation through AEE Solar Inc., which is one of the largest distributors of renewable energy systems and equipment in the US, and REC

Solar Inc. (not to be confused with REC's business segment REC Solar), one of the largest PV system integrators of solar electric systems to homeowners and businesses in the United States.

The company currently has operations in a dozen locations in California, Colorado, New Jersey, Hawaii and Oregon, and is expanding into more regional markets.

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two facilities in Moses Lake, Washington and Butte, Montana in the USA. REC Silicon employs close to 700 people. A third plant under construction is expected to come into production in 2008, and, including a fourth expansion project under planning, REC Silicon's capacity for polysilicon production is expected to more than triple from 2007 to 2010.

REC Silicon increased revenue to NOK 652 million in the first quarter 2008, an increase of three percent from NOK 635 million in the first quarter last year and from NOK 637 million in the fourth quarter 2007. Measured in USD, revenue increased by 21 percent from the first quarter 2007 and, consequently, the strengthening of NOK versus USD negatively affected revenues by NOK 114 million. The revenue increase reflects higher production and sales of both polysilicon and silane gas.

Production of polysilicon amounted to 1,544 MT in the first quarter, which was an increase of 15 percent from the first quarter 2007 and flat from the fourth quarter last year. Polysilicon production was slightly below the estimate presented in the interim report for the fourth quarter 2008 of 1,600 MT but REC Silicon reiterates its full-year production target of close to 7,000 MT for 2008.

Polysilicon sales amounted to 1,588 MT in the first quarter, which was an increase of 13 percent from both the previous quarter and the first quarter last year. As expected, prices were on par with the 2007 average, measured in local currency.

Average polysilicon and silane gas prices are expected to remain relatively flat in local currency also for the remainder of the year, and the entire expected output is secured on long-term contracts. Due to a continued tight polysilicon supply situation, REC Silicon achieved high prices for sales of secondary material during 2007. Going forward, this material will be used internally.

72 percent of the polysilicon volume in the first quarter was shipped to REC affiliated, compared to 66 percent in the fourth quarter last year and 46 percent in the first quarter 2007.

Due to higher volumes, silane gas sales have increased in relative importance over the past years. Silane gas sales amounted to 378 MT in the first quarter, which was an increase of nine percent from the first quarter 2007 and of 11 percent from the fourth quarter.

REC Silicon EBITDA was NOK 319 million in the first quarter 2008, compared to NOK 364 million in the first quarter last year and to NOK 352 million in the previous quarter. The EBITDA margin of 49 percent compares with 57 percent and 55 percent, respectively, in the first and fourth quarter 2007.

Currency translation effects negatively affected the first quarter EBITDA by NOK 56 million compared to the first quarter 2007.

Expansion costs amounted to NOK 50 million in the first quarter which was below expectations. For comparison, expansion costs amounted to NOK 3 million in the first quarter last year and to NOK 17 million in the fourth quarter 2007. For the full year, REC Silicon still expects to incur expansion costs of NOK 200 million, up from NOK 69 million in 2007.

Adjusted for expansion costs and currency translation effect, EBITDA increased by NOK 57 million (16 percent) compared to first quarter 2007.

In the second quarter 2008, REC Silicon has planned for maintenance shutdowns at both plants, which will negatively affect production. Note that one or both of these may be moved into the third quarter depending on operational circumstances. Operating margin will also be negatively affected by expansion costs, including a further increase in the number of employees in the coming quarters.

REC WAFER

REC Wafer produces mono- and multicrystalline ingots and wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs more than 600 people. Approved capacity expansions are expected to more than triple production to more than 1.7 GW by 2010.

REC Wafer reported revenues of NOK 1,209 million in the first quarter 2008, compared to NOK 1,017 million in the first quarter 2007 and to NOK 1,225 million in the fourth quarter last year.

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	Q1 2008	Q1 2007	DEC 31 2007	Q4 2007
Revenues	652	635	2 496	637
EBITDA	319	364	1 347	352
EBITDA – margin	49%	57%	54%	55%
Expansion costs	50	3	69	17
Adjusted EBITDA	369	367	1 416	369
Adjusted EBITDA – margin	57%	58%	57%	58%
Polysilicon production in MT	1 544	1 340	5 780	1 540
Polysilicon sale in MT	1 588	1 408	5 681	1 414
Silane gas sale in MT	378	348	1 351	340

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	Q1 2008	Q1 2007	DEC 31 2007	Q4 2007
Revenues	1 209	1 017	4 360	1 225
EBITDA	492	470	1 813	499
EBITDA - margin	41%	46%	42%	41%
Expansion costs	13	0	9	7
Adjusted EBITDA	505	470	1 822	506
Adjusted EBITDA - margin	42%	46%	42%	41%
Wafer production in MW (at 15,0%)	137	109	468	132
Mono ingot production in MW (at 20,0%)	9	9	38	9
Total production in MW	146	118	506	141
Wafer sale in MW (at 15,0%)	136	108	465	131
Mono ingot sale in MW (at 20,0%)	9	9	38	9
Total sale in MW	145	117	503	140

Production of wafers was 146 MW in the first quarter, an increase of 24 percent from the first quarter last year and up four percent from the previous quarter. Production of monocrystalline ingots accounted for 9 MW in the first quarter 2008 and multicrystalline wafers for 137 MW.

The overall production in the quarter was slightly higher than originally expected. REC Wafer decided to postpone a scheduled maintenance stop until the summer vacation, when all plants will be shut down for three weeks. This coordinated summer shutdown represents the best way to adapt the wafer production to the updated lower levels of polysilicon supplies communicated earlier. The main consequences of reduced silicon supplies will be experienced in the second half of 2008. REC Wafer reiterates its full-year production target of 630 MW, and the total expected output for 2008 is covered by contracts.

Average wafer prices in the first quarter declined in line with earlier expectations. However, REC Wafer has recently negotiated and fixed the prices for 2008 and 2009 on a substantial part of its variable contract volumes. Consequently, a lower than expected price decline has been secured for 2008 and 2009.

EBITDA of NOK 492 million was five percent higher than in the first quarter 2007, and one percent below the previous quarter. The EBITDA-margin of 41 percent was on par with the previous quarter but below the 46 percent reported for the first quarter 2007. However, cost of materials in the first quarter 2007 was positively affected with NOK 40 million of inventory that was purchased in 2006 and consequently had a lower cost price.

It should be noted that REC Wafer incurred a positive effect of NOK 22 million related to the embedded derivatives which are described in more detail under financial items. The corresponding positive effect was NOK 28 million in the previous quarter. No such effect was recognized in the first quarter of 2007.

Expansion costs amounted to NOK 13 million in the first quarter 2008, largely in line with estimates. REC Wafer incurred expansion costs of NOK 7 million in the previous quarter and none in the first quarter last year.

For the full year 2008, expansion costs are expected to amount to NOK 200 million for REC Wafer. In addition the full margin potential will not be reached before new production is fully ramped up and running at full capacity. Both these effects will temporarily put pressure on the EBITDA-margin also in the coming quarters.

During April, REC Wafer signed a new take-and-pay contract for delivery of wafers until 2013 with one of its existing wafer customers. The contract has an estimated value of around NOK 2 billion, and adds to an already broad portfolio of long-term contracts with leading producers of solar cells. During 2007, REC Wafer signed similar long-term contracts worth approximately NOK 14 billion, covering gradually increasing volumes in 2007-2015.

REC SOLAR

REC Solar produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. REC Solar employs more than 500 people. Approved capacity expansions are expected to quadruple solar cell production and triple solar module production by 2010, with the planned Singapore-project set to boost cell and module production further.

REC Solar reported revenue of NOK 340 million in the first quarter, an increase of 10 percent from NOK 309 million in the first quarter last year and NOK 308 million in the fourth quarter 2007.

The increase in revenues primarily reflects 18% higher sales of modules compared to the first quarter and the fourth quarter 2007. Module production increased by 27 percent to 14 MW whereas cell production increased by 36 percent to 15 MW from the first quarter last year.

Cell production increased by 25 percent compared to the fourth quarter 2007, which reflects the ramp-up of the first out of two new production lines. Production of modules increased by 27 percent compared to the previous quarter.

EBITDA of NOK 20 million was better than estimated and NOK 15 above the previous quarter. The negative impact from low capacity utilization due to ramp-up of new production lines was partly off-set by lower operating costs. REC Solar expects gradually higher capacity utilization in the remainder of 2008.

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	Q1 2008	Q1 2007	DEC 31 2007	Q4 2007
Revenues	340	309	1 116	308
EBITDA	20	87	171	5
EBITDA – margin	6%	28%	15%	2%
Expansion costs	17	3	52	25
Adjusted EBITDA	37	90	223	30
Adjusted EBITDA – margin	11%	29%	20%	10%
Cell production in MW	15	11	46	12
Module production in MW	14	11	42	11
Cell sale in MW	15	11	47	13
Module sale in MW	13	11	43	11

REC Solar had lower production capacity but significantly higher capacity utilization in the first quarter 2007, when EBITDA amounted to NOK 87 million.

Both the cell and module production have fallen behind the original ramp-up schedules on new production lines and also somewhat behind the guidance of 20 MW for cells and 15 MW for modules presented in the interim report for the fourth quarter. REC Solar reiterates its full-year production target of 145 MW for cells, whereas the module production target has been lowered somewhat from 105 MW to 95 MW. The possible toll-manufacturing of modules previously announced will not take place this year. Consequently, REC Solar will consider offering a portion of the excess solar cells to selected partners in the second half of the year. REC Solar continues to explore strategic initiatives to convert excess cells to modules.

Compared with the average 2007 price level, the sales price for modules in the first quarter declined slightly less than expected. Based on signed contracts and current demand for the remainder of the year, the price pressure for the year as a whole is expected to be less than previously communicated. However, the visibility into pricing towards the end of the year is still somewhat limited.

Until production commences on planned new product lines, additional costs are defined as expansion costs. REC Solar incurred such expansion costs of NOK 17 million in the first quarter 2008, compared to NOK 3 million in the first quarter 2007 and NOK 25 million in the previous quarter. For the full-year 2008, expansion costs are estimated at NOK 50 million.

In August 2007, REC announced the intention to build a 2.5 MW solar power plant in South Korea. Since total installations of PV systems in South Korea are now expected to reach the 100 MW level available under the current feed-in tariff sooner than previously anticipated, REC Solar has decided to direct its resources to other markets that are strategically and financially more attractive. Consequently, the project activities in South Korea have been suspended.

REC Solar reiterates its full-year revenue target range of NOK 2,700-2,850 million.

EVERQ

EverQ produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-cells. REC proportionately consolidates EverQ's financial statements on a line-by-line basis. EverQ currently operates two plants with a total production capacity of 100 MW. The company employs approximately 1,000 people.

The revenue contribution from EverQ was NOK 146 million in the first quarter 2008, compared to NOK 57 million in the first quarter 2007 and NOK 160 million in the fourth quarter last year. The EBITDA contribution was NOK 25 million, compared to NOK 9 million and NOK 37 million, respectively, in the first and final quarter last year.

Total production was 20 MW in the first quarter, compared to 7 MW in the first quarter 2007 and 21 MW in the previous quarter. The wafer and module plant in EverQ2 has now been completely ramped up. However, the production volume continues to be negatively affected by ramp-up issues in the EverQ2 cell plant.

Full-year 2008 production is expected to reach approximately 90 MW. During the year, EverQ is also expected to complete the construction of EverQ3, which is designed to increase production capacity to 180 MW.

EverQ has been informed that the European Commission intends to re-examine the grounds for granting EverQ certain

FINANCIAL HIGHLIGHTS - EVERQ

(NOK IN MILLION)	Q1 2008	Q1 2007	DEC 31 2007	Q4 2007
Revenues	146	57	371	160
EBITDA	25	9	57	37
EBITDA – margin	17%	15%	15%	23%

investment aid relating to the construction of EverQ1 and EverQ2. The amounts in question are EUR 10 million relating to EverQ1, which is already received, and up to EUR 20 million relating to EverQ2 (amounts are 100 percent share of EverQ). After careful review, and supported by external advice, EverQ believes that it qualifies for the investment grants in question. Consequently, no provisions have been recognized for this issue.

REC ASA

REC ASA is a holding company containing parts of the Group Management, corporate functions, corporate research and development, business development, corporate project management and the REC Group's in-house bank.

Although the EBITDA loss in the first quarter 2008 declined slightly from the previous quarter, costs are continuously being scaled up due to increased activity and complexity of the REC Group, and to prepare to execute on global expansion plans.

REC ASA is a holding company containing parts of the Group Management, corporate functions, corporate research and development, business development, corporate project organization and the REC Group's in-house bank.

ELIMINATIONS

Elimination of internal profit is dependant on internal sales and inter-company inventory changes. Eliminations of internal revenues and inventory profit should be expected to continue to increase as the company continues to grow throughout the entire value chain.

In the first quarter of 2008 the inventory profit elimination increased considerable due to inventory build up of wafers and cells related to ramp-ups in REC Solar.

REC SITE SERVICES (SINGAPORE)

REC Site Services, which has been established related to the future Singapore operations, generated no revenues and had an EBITDA loss of NOK 2 million for the first quarter 2008.

TECHNOLOGY DEVELOPMENT AND R&D

REC incurred R&D expenses of NOK 43 million in the first quarter 2008, compared to NOK 24 million in the first quarter 2007 and NOK 22 million in the fourth quarter 2007.

During the first quarter, REC has successfully tested its new crystallization technology in volume production for the first time, and sees a potential for significant increase in crystal quality which subsequently should result in higher cell efficiency. REC will proceed with further developments of this promising technology.

For the full-year 2008, R&D expenditures are expected to be more than double compared to 2007 to more than NOK 300 million spread out on activities throughout the REC Group.

In addition to the higher R&D expenses, the REC Group is also scaling up its R&D investments significantly, through the investment in technology centres for each of the business areas; REC Silicon, REC Wafer, and REC Solar (cells and modules).

ASSOCIATED COMPANIES

CSG Solar AG in February 2008 carried out a EUR 12 million equity financing. REC decided not to use all subscription rights, and its share of ownership in CSG Solar thus declined to 8.7 percent from 21.7 percent, and the company is no longer accounted for as an associated company of REC.

CSG Solar AG is a German manufacturer of crystalline silicon thin-film solar modules using silane gas.

BALANCE SHEET AND CASH FLOW

The change in balance sheet items and total assets were primarily affected by the items discussed below for cash flows, effects of depreciation and amortization, as well as currency effects and derivatives.

Net cash flow from operating activities was NOK 467 million in the first quarter 2008, compared to NOK 633 million in the first quarter 2007. This reflects the reduced EBITDA, cash flows related to net interest income and derivatives as well as increased payments of income taxes, partially offset by the net effects of changes in operating working capital. In the previous quarter, net cash flow from operating activities was NOK 958 million, and in this quarter changes in operating working capital and cash flows related to net interest income and derivatives were positive.

FINANCIAL HIGHLIGHTS - REC ASA

(NOK IN MILLION)	Q1 2008	Q1 2007	DEC 31 2007	Q4 2007
Revenues	12	4	28	9
EBITDA	-28	-22	-123	-31
Expansion costs	2	1	23	6

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	Q1 2008	Q1 2007	DEC 31 2007	Q4 2007
Elimination revenues	-588	-406	-1 729	-464
Elimination EBITDA	-84	-39	-92	-13

Net cash flow from investing activities was a negative NOK 1 973 million in the first quarter, compared to a negative NOK 627 million in the first quarter 2007.

Split between segments, capital expenditures in the quarter were, NOK 1 068 million (54 percent) for REC Silicon, NOK 639 million (32 percent) for REC Wafer and NOK 201 million (10 percent) for REC Solar. The amounts include the Singapore entities, for which a total of NOK 15 million has been capitalized.

Instalments on debt were paid in the first quarter of 2008 and 2007, contributing to negative net cash flow from financing activities in both quarters.

To prepare for future growth and to reduce risks related to smaller disturbances in the upstream production, REC intends to increase inventories throughout 2008.

The net cash position was NOK 1.5 billion at the end of the first quarter 2008, excluding restricted bank accounts and prepayment from EverQ. This was a decline from NOK 3.0 billion at December 31, 2007, and from NOK 4.7 billion on an adjusted basis at the end of the first quarter 2007.

Total available committed credit facilities for REC was NOK 3.9 billion at the end of the first quarter 2008, unchanged from the end of 2007. Total payments for capital expenditure amounted to NOK 2.0 billion in the first quarter, and REC reiterates its full-year estimate for total capital expenditure of approximately NOK 7 billion relating to approved projects, excluding EverQ. The net cash position, committed credit lines and cash flow from operating activities are assumed to provide ample funding for planned and approved capacity expansions, excluding the Singapore-project.

ORGANIZATIONAL DEVELOPMENTS

The REC Group continues to increase capacity across all its business divisions. The total number of employees increased to slightly more than 1 800 people by the end of the first quarter 2008, up around 50 people from the end of 2007 and up approximately 400 from the end of the first quarter 2007.

The number of employees grows in both REC Silicon and REC Wafer as a result of ongoing expansion programs but in the first quarter the growth was particularly strong in REC Solar.

OUTLOOK

REC has largely met its communicated production and financial targets for the first quarter 2008, and reiterates the full-year revenue target which was announced in the interim report for the fourth quarter 2007.

REC Silicon thus targets a polysilicon production of approximately 7,000 MT in 2008, whereas REC Wafer targets production of 630 MW, and REC Solar targets production of 145 MW of cells and 95 MW of modules. REC Solar will consider offering a portion of the excess solar cells to selected partners in the second half of the year and will continue to explore strategic initiatives for conversion of cells to modules.

Production targets for the second quarter 2008 are 1,500 MT of polysilicon production, 150 MW of wafers, 30 MW of cells and 20 MW of modules.

As already communicated, REC targets to build inventories to support the continued rapid growth throughout the value chain, and product shipments are thus expected to be somewhat lower than production in 2008.

As previously communicated, average polysilicon prices are expected to be flat in local currency in 2008, whereas the estimate for the average decline in wafer prices will be lower than the previously announced three percent. Average module prices are still expected to decline from 2007 to 2008. However, the current market sentiment indicates a somewhat lower price decline than previously communicated.

The bulk of production increases from 2007 to 2008 will come from expansion projects, and the strong growth is expected to entail significantly increased expansion costs as well as higher R&D costs.

The total estimate for expansion costs in 2008 remains unchanged from the previously estimated NOK 500 million. Split between segments, the expansion costs are expected to amount to approximately NOK 200 million in REC Silicon, NOK 200 million in REC Wafer, NOK 50 million in REC Solar and NOK 50 million in REC ASA (including Site Services in Singapore).

REC also reiterates its 2008 R&D cost estimate of NOK 300 million for 2008, which is more than a doubling from 2007.

In line with previous communication, total revenues are expected to increase by approximately 25 percent from 2007 to 2008. For REC Solar, the full-year revenue target range is NOK 2,700-2,850 million.

STATEMENTS

ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2007. There were no new standards, interpretations or amendments to published standards that have affected the consolidated financial statements for the first quarter 2008.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2007

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. These condensed consolidated interim financial statements are unaudited. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2007. The consolidated financial statements for 2007 are available upon request from the Company's registered office at Kjørbo or at www.recgroup.com.

FORWARD LOOKING STATEMENTS

This report contains statements regarding

the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in the Risk Report included in REC's Annual Report 2007, that also make references to the Report from the Board of Directors and the notes to the financial statements.

Sandvika, April 21, 2008
Board of Directors

ABOUT REC
Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs more than 1,800 people (excluding EverQ). For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Erik Thorsen
President & CEO
+47 907 56 685

Bjørn Brenna
EVP & CFO
+47 900 43 186

Jon André Løkke
SVP & IRO
+47 907 44 949

CONSOLIDATED INCOME STATEMENT
REC GROUP

(NOK IN THOUSAND)	Q1 2008	Q1 2007*	DEC 31 2007
Revenues	1 770 748	1 615 990	6 642 043
Cost of materials	-405 347	-279 685	-1 310 700
Changes in inventories	53 447	7 090	38 180
Employee benefit expenses	-331 325	-225 636	-1 033 432
Other operating expenses	-345 531	-248 704	-1 163 819
EBITDA	741 992	869 055	3 172 272
Depreciation	-153 100	-110 805	-481 997
Amortization	-9 885	-19 515	-91 725
Impairment	-264	-1 540	-10 859
EBIT	578 743	737 195	2 587 691
Share of loss of associates	-2 239	-5 845	-45 465
Financial income	65 222	73 694	314 639
Financial expenses	0	-23 192	-63 563
Net currency gains – losses	-87 093	-2 515	-345 737
Net gains/losses derivatives	-227 233	-145 070	-470 218
Net financial items	-251 343	-102 928	-610 344
Profit/loss before tax	327 400	634 267	1 977 347
Income tax expense	-116 857	-206 702	-643 994
Profit/loss for the period	210 543	427 565	1 333 353
Attributale to:			
Minority interests	0	0	106
Equity holders of REC ASA	210 543	427 565	1 333 459
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)			
– basic	0.43	0.86	2.70
– diluted	0.43	0.86	2.70

* Embedded derivatives in financial items have been adjusted compared to the reports published for first three quarters of 2007. This also affected profit before and after tax and earnings per share. See the fourth quarter report for 2007 for more details.

CONSOLIDATED BALANCE SHEET
REC GROUP

(NOK IN THOUSAND)	MAR 31 2008	MAR 31 2007 *	DEC 31 2007
ASSETS			
Non-current assets			
Goodwill	787 862	782 837	799 456
Other intangible assets	256 737	239 398	256 359
Intangible assets	1 044 599	1 022 235	1 055 815
Land and buildings	1 297 926	955 708	1 330 940
Machinery and equipment	3 147 796	2 733 729	3 151 642
Other tangible assets	112 397	123 498	112 695
Assets under construction	4 444 566	1 056 563	3 039 626
Property, plant and equipment	9 002 685	4 869 498	7 634 903
Prepaid capex	978 839	112 112	909 654
Investments in associates	0	45 711	8 548
Investments in shares	11 068	1 126	1 237
Other non-current receivables	184 970	181 716	180 194
Restricted bank accounts*	321 072	138 386	340 774
Financial assets	517 110	366 939	530 754
Deferred tax assets	284 806	5 594	230 758
Total non-current assets	11 828 039	6 376 378	10 361 884
Current assets			
Inventories	770 625	501 659	655 165
Trade and other receivables	1 104 427	1 196 677	1 019 802
Derivatives	110 847	48 673	92 918
Restricted bank accounts	21 925	0	20 671
Cash and cash equivalents*	4 073 711	7 081 639	5 794 897
Total current assets	6 081 535	8 828 648	7 583 453
Total assets	17 909 574	15 205 026	17 945 336

*At March 31 2007 non-current restricted bank accounts has been reclassified from current cash and cash equivalents.

(NOK IN THOUSAND)	MAR 31 2008	MAR 31 2007	DEC 31 2007
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	494 315	494 326	494 315
Share premium and other paid in capital	8 548 841	8 549 744	8 548 841
Paid-in capital	9 043 156	9 044 070	9 043 156
Other equity and retained earnings	2 563 175	1 411 172	1 380 097
Profit/loss for the period	210 543	616 338	1 333 459
Other equity and retained earnings	2 773 718	2 027 510	2 713 556
Minority interests	307	0	346
Total shareholders' equity	11 817 180	11 071 580	11 757 058
Non-current liabilities			
Retirement benefit obligations	119 436	110 578	116 200
Deferred tax liabilities	292 681	203 210	310 320
Non-current financial liabilities, interest bearing	2 022 951	2 475 571	2 312 593
Non-current prepayments, interest bearing	310 940	0	326 554
Provisions and other non-interest bearing liabilities	116 697	207 173	116 871
Total non-current liabilities	2 862 705	2 996 532	3 182 538
Current liabilities			
Trade payables and other liabilities	1 260 182	580 304	1 334 985
Current tax liabilities	494 243	345 138	480 413
Derivatives	956 183	204 176	706 363
Current financial liabilities interest bearing	519 081	7 296	483 979
Total current liabilities	3 229 689	1 136 914	3 005 740
Total liabilities	6 092 394	4 133 446	6 188 278
Total equity and liabilities	17 909 574	15 205 026	17 945 336

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE REC GROUP

(NOK IN THOUSAND)	Translation differences	Tax	Pension	Cash flow hedge	Acquisition	Change in accounting principle	Profit/loss	Total
MARCH 31, 2008								
At January 1, 2008	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334
Currency translation differences	-131 840	12 517	0	0	0	0	0	-119 323
Cash flow hedges								
- valuation gain/losses taken to equity	0	14 552	0	-52 022	0	0	0	-37 470
- transferred to profit/loss for the period *	0	-2 478	0	8 849	0	0	0	6 371
Total income and expense recognized directly in equity	-131 840	24 591	0	-43 173	0	0	0	-150 422
Profit for the period	0	0	0	0	0	0	210 543	210 543
Total income and expense in the period	-131 840	24 591	0	-43 173	0	0	210 543	60 121
At March 31, 2008	-471 905	88 798	-33 174	-65 662	234 256	-49 918	2 000 060	1 702 455
Total change attributable to:								
To REC ASA shareholders	-131 801	24 591	0	-43 173	0	0	210 543	60 160
Minority interest	-39	0	0	0	0	0	0	-39
Total change in period	-131 840	24 591	0	-43 173	0	0	210 543	60 121
MARCH 31, 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-63 851	6 225	0	0	0	0	0	-57 626
Cash flow hedges								
- valuation gain/losses taken to equity	0	-25 428	0	90 815	0	0	0	65 387
- transferred to profit/loss for the period *	0	103	0	-367	0	0	0	-264
Total income and expense recognized directly in equity	-63 851	-19 100	0	90 448	0	0	0	7 497
Profit for the period	0	0	0	0	0	0	427 566	427 566
Total income and expense in the period	-63 851	-19 100	0	90 448	0	0	427 566	435 063
At March 31, 2007	-72 264	39 185	-24 557	-30 710	210 934	-49 918	883 730	956 400
YEAR 2007								
At January 1, 2007	-8 413	58 285	-24 557	-121 158	210 934	-49 918	456 164	521 337
Currency translation differences	-331 652	33 089	0	0	0	0	0	-298 563
Actuarial gain/loss on defined benefit pension schemes	0	480	-8 617	0	0	0	0	-8 137
Effect of EverQ acquisition	0	0	0	0	23 322	0	0	23 322
Cash flow hedges								
- valuation gain/losses taken to equity	0	-30 139	0	107 569	0	0	0	77 430
- transferred to profit/loss for the period *	0	2 492	0	-8 900	0	0	0	-6 408
Total income and expense recognized directly in equity	-331 652	5 922	-8 617	98 669	23 322	0	0	-212 356
Profit for the period	0	0	0	0	0	0	1 333 353	1 333 353
Total income and expense in the period	-331 652	5 922	-8 617	98 669	23 322	0	1 333 353	1 120 997
At December 31, 2007	-340 065	64 207	-33 174	-22 489	234 256	-49 918	1 789 517	1 642 334
Total change attributable to:								
To REC ASA shareholders	-331 643	5 922	-8 617	98 669	23 322	0	1 333 459	1 121 112
Minority interest	-9	0	0	0	0	0	-106	-115
Total change in period	-331 652	5 922	-8 617	98 669	23 322	0	1 333 353	1 120 997

*** Cash flow hedge - transferred to profit/loss for the period affected the following line items in the income statement:**

(NOK IN THOUSAND)	MAR 31 2008	MAR 31 2007	DEC 31 2007
Revenues	970	8 114	34 987
Cost of materials	-9 819	-7 747	-26 087
Total	-8 849	367	8 900

EQUITY
REC GROUP

	Attributable to equity holders of REC ASA					
(NOK IN THOUSAND)	Total paid in capital	Other equity	Recognized income & expense	Total	Minority interest	Total equity
MARCH 31, 2008						
At January 1, 2008	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 058
Total recognized income and expense	0	0	60 160	60 160	-39	60 121
At March 31, 2008	9 043 156	1 071 110	1 702 609	11 816 873	307	11 817 180
MARCH 31, 2007						
At January 1, 2007	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Total recognized income and expense	0	0	435 063	435 063	0	435 063
At March 31, 2007	9 044 070	1 071 110	956 400	11 071 580	0	11 071 580
YEAR 2007						
At January 1, 2007	9 044 070	1 071 110	521 337	10 636 517	0	10 636 517
Repayments for shares not issued	-916	0	0	-916	0	-916
Transaction with minority	0	0	0	0	461	461
Total recognized income and expense	0	0	1 121 112	1 121 112	-115	1 120 997
At December 31, 2007	9 043 156	1 071 110	1 642 449	11 756 713	346	11 757 058

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN THOUSAND)	MAR 31 2008	MAR 31 2007	DEC 31 2007
Cash flows from operating activities			
Profit/loss before tax	327 393	781 742	1 977 347
Income taxes paid	-127 159	48	-365 020
Depreciation, amortization and impairment	163 250	131 860	584 581
Associated companies	2 239	5 845	45 463
Changes in receivable and prepayments	-62 627	-172 044	-130 187
Changes in inventories	-122 678	-265	-172 798
Changes in payables and prepaid expenses	-13 782	-177 958	115 421
Changes in derivatives	188 697	49 532	606 124
Currency effects not operating activities	89 315	54 373	369 342
Other items	22 503	-39 518	24 841
Net cash flows from operating activities	467 152	633 615	3 055 114
Cash flows from investing activities			
Net change in shares, finance receivables and restricted cash	-2 451	-85 610	-171 458
Proceeds from sale of property, plant and equipment and intangible assets	53	0	2 360
Payments for property, plant and equipment and intangible assets	-1 970 258	-565 497	-4 301 550
Proceeds from investment grants	0	23 687	45 825
Cash payments on purchase of subsidiaries and joint ventures, net of cash purchased	0	0	-28 369
Net cash flows from investing activities	-1 972 656	-627 419	-4 453 192
Cash flows from financing activities			
Repayment of equity	0	0	-916
Repayment of borrowings	-197 536	-248 507	-343 400
Proceeds from borrowings	0	62 375	598 735
Net cashs flow from financing activities	-197 536	-186 132	254 419
Effect on cash and cash equivalents of changes in foreign exchange rates	-18 145	-13 973	-336 991
Net increase/decrease in cash and cash equivalents *	-1 721 185	-193 909	-1 480 651
Cash and cash equivalents at beginning of the period *	5 794 897	7 275 548	7 275 548
Cash and cash equivalents at the end of the period	4 073 711	7 081 639	5 794 897

*Restricted bank accounts from Q1 2007 has been reclassified and is no longer part of cash and cash equivalents.

SEGMENT INFORMATION
FIRST QUARTER

(NOK IN MILLION)	Revenues 2008	2007	Growth	of which external 2008	2007	Growth
REC Silicon	652	635	3%	347	343	1%
REC Wafer	1 209	1 017	19%	939	907	4%
REC Solar	340	309	10%	339	309	10%
Other Operations	158	62	nm	146	57	nm
Eliminations	-588	-406	nm	0	0	nm
Total	1 771	1 616	10%	1 771	1 616	10%

(NOK IN MILLION)	EBITDA 2008	MARGIN	2007	Margin	EBIT 2008	Margin	2007	Margin
REC Silicon	319	49%	364	57%	278	43%	320	50%
REC Wafer	492	41%	470	46%	413	34%	410	40%
REC Solar	20	6%	87	28%	-11	-3%	77	25%
Other Operations	-5	nm	-13	nm	17	nm	-30	nm
Eliminations	-84	nm	-39	nm	-84	nm	-39	nm
Total	742	42%	869	54%	579	33%	737	46%

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q1 2007*	Q2 2007*	Q3 2007*	Q4 2007	Q1 2008
Revenues	1 616	1 673	1 480	1 874	1 771
EBITDA	869	812	643	848	742
EBITDA - margin	54%	49%	43%	45%	42%
EBIT	737	679	495	677	579
EBIT - margin	46%	41%	33%	36%	33%
Net financial items	-103	-8	-438	-61	-251
Profit/loss before tax	634	671	57	616	327
Earnings per share, basic and diluted, in NOK	0.86	0.94	0.05	0.84	0.43
Expansion costs	7	25	66	55	82
Adjusted EBITDA	876	837	709	903	824
Adjusted EBITDA - margin	54%	50%	48%	48%	47%

* The first three quarters of 2007 have been restated due to reclassification of embedded derivatives.

QUARTERLY INFORMATION - REC SILICON

(NOK IN MILLION)	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Revenues	635	627	597	637	652
EBITDA	364	326	304	352	319
EBITDA - margin	57%	52%	51%	55%	49%
Expansion costs	3	8	41	17	50
Adjusted EBITDA	367	334	345	369	369
Adjusted EBITDA - margin	58%	53%	58%	58%	57%
Polysilicon production in MT	1 340	1 400	1 500	1 540	1 544
Polysilicon sale in MT	1 408	1 454	1 404	1 414	1 588
Silane gas sale in MT	348	312	352	340	378

QUARTERLY INFORMATION – REC WAFER

(NOK IN MILLION)	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Revenues	1 017	1 131	987	1 225	1 209
EBITDA	470	485	359	499	492
EBITDA – margin	46%	43%	36%	41%	41%
Expansion costs	0	0	2	7	13
Adjusted EBITDA	470	485	361	506	505
Adjusted EBITDA – margin	46%	43%	37%	41%	42%
Wafer production in MW (at 15,0%)	109	121	106	132	137
Mono ingot production in MW (at 20,0%)	9	10	10	9	9
Total production in MW	118	131	116	141	146
Wafer sale in MW (at 15,0%)	108	120	106	131	136
Mono ingot sale in MW (at 20,0%)	9	10	10	9	9
Total sale in MW	117	130	116	140	145

QUARTERLY INFORMATION – REC SOLAR

(NOK IN MILLION)	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Revenues	309	292	208	308	340
EBITDA	87	54	25	5	20
EBITDA – margin	28%	19%	12%	2%	6%
Expansion costs	3	10	14	25	17
Adjusted EBITDA	90	64	39	30	37
Adjusted EBITDA – margin	29%	22%	19%	10%	11%
Cell production in MW	11	11	12	12	15
Module production in MW	11	11	9	11	14
Cell sale in MW	11	11	12	13	15
Module sale in MW	11	12	8	11	13

Expansion cost primarily includes costs for early recruitment of personnel, recruitment and training, as well as pre-commissioning activities.

FINANCIAL EFFECTS EMBEDDED DERIVATIVES
REC GROUP

The table below shows the profit or loss effects and earnings per share of embedded derivatives.

	Accumulated				
	2007				2008
(NOK IN THOUSAND)	MAR 31	JUN 30	SEP 30	DEC 31	MAR 31
EBITDA	0	0	0	28 177	21 612
Net financial items	-147 478	-193 007	-587 179	-642 032	-225 532
Income tax expense/benefit	41 294	54 042	164 410	171 879	57 098
Profit/loss for the period	-106 184	-138 965	-422 769	-441 976	-146 822
Earnings per share	-0.21	-0.28	-0.86	-0.89	-0.30

	Per quarter				
	2007				2008
(NOK IN THOUSAND)	Q1	Q2	Q3	Q4	Q1
EBITDA	0	0	0	28 177	21 612
Net financial items	-147 478	-45 529	-394 172	-54 853	-225 532
Income tax expense/benefit	41 294	12 748	110 368	7 469	57 098
Profit/loss for the period	-106 184	-32 781	-283 804	-19 207	-146 822
Earnings per share	-0.21	-0.07	-0.57	-0.04	-0.30

See "financial items" for a description of embedded derivatives.

Currency translation effects

Some amounts in the text report have been adjusted for currency translation effects. This adjustment only eliminates the effect of translating the result for REC ScanModule (Sweden) and/or REC Silicon (US) from their functional currencies to NOK. The exchange rates for the first quarter 2007 have been used in both periods. This adjustments does not eliminate other effects that currency fluctuations will have on the REC Groupe financials.

REC is a significant player in the international solar energy industry; well positioned both upstream and downstream in the industry value chain.

REC Silicon

REC Wafer

REC Solar


REC
Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
NO-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99
www.recgroup.com
Artbox

7. **REC ASA – First Quarter 2008 – Presentation Material.**

elding 207927

ato/tid	22.04.2008 07:46:22
tsteder	Renewable Energy Corporation ASA
nstrument	
larked	Oslo Børs
ategori	FINANSIELL RAPPORTERING
orrigert	Ikke korrigert
nformasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
edlegg	Vedlegg:
ittel	REC ASA - First quarter 2008 - Presentation material
ekst	

Enclosed is REC`s interim results presentation for the first quarter 2008. The presentation will be held at 08:00 CET today at the Oslo Konserthus (Oslo, Norway).

More details on today`s program and the presentation will available on REC`s internet pages: www.recgroup.com

About REC
REC is uniquely positioned as one of the most integrated company in the solar energy industry. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market. REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian


Renewable Energy Corporation
PRESENTATION OF INTERIM RESULTS
1st QUARTER 2008
Silicon Materials
Wafers
Cells
Modules
Systems
Oslo, April 22, 2008
President & CEO Erik Thorsen
REC

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for First Quarter 2008 results presentation held on April 22, 2008. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

Agenda

- ⇒ Financial review
- ⇒ Project update
- ⇒ Operational review
  - REC Silicon
  - REC Wafer
  - REC Solar
- ⇒ Outlook



REC

First quarter highlights

- Revenue of NOK 1,771 million, plus 10 percent
- EBITDA of NOK 742 million, minus 15 percent, mainly due to higher expansion cost and currency translation effects
  - EBITDA margin of 42 percent
  - EBITDA increased by one percent compared with Q1'07 adjusted for expansion cost of NOK 82 million and currency translation effect of negative NOK 57 million
- EBIT of NOK 579 million, minus 21 percent
  - Adjusted for expansion cost and currency translation effects, EBIT decreased four percent compared with Q1'07
- Signed an additional NOK 2 billion contract with existing wafer customer in April
- Acquired 20 percent of US downstream player on April 11, 2008

REC

REC Group: Financial highlights

Revenues
NOK million



	Q1	Q2	Q3	Q4
2006	872	1003	1139	1320
2007	1616	1673	1480	1874
2008	1771			
Growth:	+10%	-	-	-

EBITDA
NOK million

Margin: 42 % -12 %p



	Q1	Q2	Q3	Q4
2006	380	387	522	676
2007	869	812	643	848
2008	742			
Growth:	-15%	-	-	-

EBIT
NOK million

Margin: 33 % -13 %p



	Q1	Q2	Q3	Q4
2006	298	303	422	552
2007	737	679	495	677
2008	579			
Growth:	-21%	-	-	-

REC

REC Group: Condensed Income Statement

(NOK million)	Q1 2008	Q1 2007	Change	2007	2006	Change
Revenues	**1,771**	**1,616**	10%	**6,642**	**4,334**	53%
EBITDA	**742**	**869**	-15%	**3,172**	**1,965**	61%
EBITDA-margin	42%	54%	-	48%	45%	-
Adjusted EBITDA*	**824**	**876**	-6%	**3,325**	**2,104**	58%
*Adjusted EBITDA-margin**	47%	54%	-	50%	49%	-
EBIT	**579**	**737**	-21%	**2,588**	**1,574**	64%
EBIT-margin	33%	46%	-	*39%*	*36%*	-
Net financial items	-251	-103	-	-610	-34	-
Profit before tax and effect of convertible loans	**327**	**634**	-48%	**1,977**	**1,540**	28%
Fair value/foreign exchange effect of convertible loans	0	0	-	0	-796	-
Profit before tax	**327**	**634**	-48%	**1,977**	**744**	166%

Note: * Adjusted for expansion costs

Embedded derivatives explained

Contract volume and Forward USD/NOK


Contract volume (USD million)
Average forward rates 31.12
Average forward rates 31.03
350
300
250
200
150
100
50
0
6,0
5,9
5,8
5,7
5,6
5,5
5,4
5,3
5,2
5,1
5,0
2008
2009
2010
2011
2012
2013
2014
2015

- Three wafer contracts with embedded derivatives
  - Contracts in which the contract currency is different from functional
  - REC limits the true currency exposure
  - Change in fair value of the embedded derivatives should be recognized in the income statement for every period
- Embedded derivatives are dependent on two factors:
  1. The forward USD/NOK exchange rate
  2. The discount rate (i.e. interest rate)
- No cash flow effect nor economic value

REC

REC Group: Expansion costs Q1'08

(NOK million)	Q1' 2008	Q1 2007	2007	2006
REC Silicon	50	3	69	55
REC Wafer	13	0	9	65
REC Solar	17	3	52	19
REC ASA	2	1	23	0
REC Group total	**82**	**7**	**153**	**139**

⇨ Expansion cost primarily includes costs for early recruitment and training, as well as pre-commissioning activities until start of production

REC Group: Capital structure


Assets
NOK million
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
42%
58%
6 376
7 082
1 747
11 828
4 074
2 008
66%
34%
31.03.2007
31.03.2008
Non-current assets
Cash and cash equivalents
Current assets


Equity and Liabilities
NOK million
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
73%
27%
11 072
2 482
1 651
11 817
2 853
3 240
66%
34%
31.03.2007
31.03.2008
Share-holders Equity
Interest bearing liabilities
Non interest bearing liabilities


Renewable
Energy
Corporation
PROJECT UPDATE
REC

2008 project execution summary


Project
2007
2008
2009
REC
Moses Lake
Butte
Moses Lake/Butte
REC
Herøya III
Herøya IV
Glomfjord (multi)
Glomfjord (multi)
Glomfjord (mono)
REC
Narvik
Glava
Glava
Planning/Construction
Ramp up
Full production
Period with expansion cost intensity and/or lower margin due to start up

- Total expansion cost estimated to approx. NOK 500 million in 2008, up from NOK 153 million in 2007
  - REC Silicon: NOK ~200 mil.
  - REC Wafer: NOK ~200 mil.
  - REC Solar: NOK ~50 mil.
  - REC ASA: NOK ~50 mil.

REC

Silicon expansion projects

- Granular polysilicon plant; Moses Lake, Washington
  - REC and Fluor have strengthened the project management
  - No change to the revised timeline and cost estimate, communicated Feb. 2008
- Debottlenecking and expansion; Butte, Montana
  - To maximize 2008 output, REC has postponed the remaining parts until 2009
  - The cost estimate remains unchanged
- Silane gas plant; Moses Lake, Washington
  - "Blueprint" of FBR project
  - Should expect similar price escalations as ongoing FBR expansion project
  - Time schedule for the project remains unchanged
  - Financial returns in line with original business case with improved market conditions

REC targets production levels of around 19,000 MT of polysilicon and 29,000 MT of silane by 2010

REC

Wafer expansion projects

- Herøya; Norway
  - Construction is ongoing for two 325 MW plants at Herøya
  - The first is expected to be ramped-up over a nine-month period starting Q4'08
- Glomfjord; Norway
  - Ramp-up of 100 MW multicrystaline wafer capacity will start in Q2'08
  - Ramp-up of parts of the 275 MW monocrystalline ingot and wafer capacity will start in H2'08


REC
Wafer

All wafer expansion projects are progressing according to plan and cost, REC Wafer expects to bring wafer capacity close to 1.7 GW by 2010

REC

Solar expansion projects

- ⇨ Cell plant in Narvik, Norway
  - Currently ramping-up production
  - Expect to reach full capacity in the Q4'08
- ⇨ Module plant in Glava, Sweden
  - Near completion of ramp-up of new 55 MW line
  - Commenced ramp-up on a second 50 MW line which is expected to be completed in Q3'08
- ⇨ Slightly longer ramp-up period



Solar expansion projects on time and budget, REC target production volumes of 225 MW of cells and 150 MW of modules by 2010

REC


Renewable
Energy
Corporation
OPERATIONAL REVIEW
REC

Increased production and sales

	REC Silicon	REC Wafer	REC Solar
Production Q1'08			
	Polysilicon **1,544 MT**	Multi-crystalline **137 MW** Mono-crystalline **9 MW**	Cells **15 MW** Modules **14 MW**
2008 versus 2007	**+15%**	**+24%**	**+32%**
Sales Q1'08			
	Polysilicon **1,588 MT** Silane **378 MT**	Multi-crystalline **136 MW** Mono-crystalline **9 MW**	Cells **15 MW** Modules **13 MW**
2008 versus 2007	**+13%**	**+24%**	**+27%**

REC

REC Silicon: Key figures

Revenues
NOK million



	Q1	Q2	Q3	Q4
2006	521	525	539	542
2007	635	627	597	637
2008	652			
Growth:	+3%	-	-	-

EBITDA
NOK million

Margin: 49 % -8%p



	Q1	Q2	Q3	Q4
2006	242	207	295	319
2007	364	326	304	352
2008	319			
Growth:	-12%	-	-	-

REC

REC Silicon: Operational highlights

- Revenues of NOK 652 million; +3 percent
  - Measured in local currency, revenue growth was 21 percent from Q1'07
  - 72 percent of the polysilicon volume sold internally
- EBITDA decreased with 12 percent Y/Y
  - Expansion costs in the quarter amounted to NOK 50 million compared to NOK 3 million in Q1'07
  - Adjusted for expansion costs and on a constant currency basis, the EBITDA increased by NOK 57 million, or 16 percent, Y/Y

	Q1 2008	Q1 2007	Change
Production of Polysilicon (MT)	**1,544**	**1,343**	+15%
Sale of Polysilicon (MT)	**1,588**	**1,408**	+5%
Sale of Silane (MT)	**378**	**348**	+9%
Internal polysilicon sales volume	72%	65%	7%-p

REC Wafer: Key figures

Revenues
NOK million


1 400
1 200
1 000
800
600
400
200
0

	Q1	Q2	Q3	Q4
2006	502	552	612	790
2007	1017	1131	987	1225
2008	1209			
Growth:	+19%	-	-	-

EBITDA
NOK million

Margin: 41 % -5 %p


600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2006	168	170	192	295
2007	470	485	359	499
2008	492			
Growth:	+5%	-	-	-

REC Wafer: Operational highlights

- Revenues 1,209 million; +19 percent
  - Average wafer prices in the first quarter declined in line with earlier expectations
- EBITDA up 5 percent
  - Include positive effect of NOK 22 million related to reclassification of embedded derivatives
  - Expansion cost of NOK 13 million in Q1'08 versus NOK 0 million in Q1'07

	Q1 2008	Q1 2007	Change
Production of Multicrystalline Wafers (MW)	137	109	26%
Production of Monocrystalline Ingots (MW)	9	9	-
Sale of Multicrystalline Wafers (MW)	136	108	26%
Sale of Monocrystalline Ingots (MT)	9	9	-

REC

Wafer contract development

- Contract negotiations in April 2008
  - Substantial part of contracts with variable price have been fixed for 2008 and 2009
  - Estimated price reduction for 2008 is slightly lower than previous guided
- New wafer agreement of NOK 2 billion
  - Long-term agreement with existing wafer customer
  - Structured as a take-and-pay contract
  - Deliveries under the new agreement starts in 2009 and runs until 2013



REC

REC Solar: Key figures

Revenues
NOK million


400
350
300
250
200
150
100
50
0

	Q1	Q2	Q3	Q4
2006	120	180	273	301
2007	309	292	208	308
2008	340			
Growth:	+10%	-	-	-

EBITDA
NOK million

Margin: 6 % -22 %p


100
90
80
70
60
50
40
30
20
10
0

	Q1	Q2	Q3	Q4
2006	17	32	65	81
2007	87	54	25	5
2008	20			
Growth:	-77%	-	-	-

REC

REC Solar: Operational highlights

- Revenues NOK 340 million; +10 percent
  - Prices for modules declined slightly less than expected
- EBITDA NOK 20 million
  - Expansion costs NOK 17 million in Q1'08 compared to NOK 3 million in Q1'07
  - Lower cost than expected in the period as a result of strong focus on cost control
- Wafer and cell inventory increased in line with ramp-up and expansion plans

	Q1 2008	Q1 2007	Change
Production of Cells (MW)	15	11	37%
Production of Modules (MW)	14	11	27%
Sale of Cells (MW)	15	11	37%
Sale of Modules (MW)	13	11	19%

REC

EverQ: Highlights



- Revenue contribution of NOK 146 million
  - Total production was 20 MW, compared to 7 MW in the Q1'07
  - Affected by ramp-up issues in the EverQ2 plant
- EBITDA contribution of NOK 25 million
- Going forward
  - Full-year 2008 production is expected at approx. 90 MW
  - Expected to complete the construction of EverQ3 in 2008 bringing total capacity to 180 MW

  | April 22, 2008

REC

Acquisition of Mainstream

- REC has taken a 20 percent equity position in Mainstream Energy
  - A USD 40 million investment
  - Option to increase shareholding to a majority position over the next three years
- Rationale for investment
  - Take a more active role in the building of robust and scalable market channels
  - Marks an entry in the US market, where significant growth is expected
- About Mainstream
  - A leading US player in PV systems integration and distribution
  - Expected revenue of USD 160 million in 2008
  - Presence in California, Colorado, New Jersey, Hawaii and Oregon, and is expanding into more regional markets

AEE Solar
The Only Wholesale Distributor You'll Ever Need

REC SOLAR

REC


Renewable
Energy
Corporation
OUTLOOK
REC

Progress on Singapore Project

- Pre-engineering work is progressing
  - Detailed design of plant and infrastructure requirements
  - Project execution planning
  - Critical supplier and contractor commitment
  - Financing structure
- Completion of pre-engineering and investment decision expected during Q2'08
- Project execution underway
  - Hiring of project management professionals and key management
  - Site preparations
  - Securing long-lead items
  - Opened a new office in Singapore
- Nonreversible cost commitment of EUR 36 million



REC

Outlook summary for Q2'08 and full year

	Q2'08e	Q2'07	2008e	2007
REC Silicon				
Production (MT)	~1,500	1,400	~7,000	5,780
Change in price (in %)	In line with 2007		In line with 2007	
Expansion cost (NOK million)	~50	8	~200	69
REC Wafer				
Production (MW)	~150	131	~630	506
Change in price (in %)	<-3		<-3	
Expansion cost (NOK million)	~25	0	~200	9
REC Solar				
Production (MW Cells + Modules)	~30+20	11+11	~145+95	46+42
Change in price (in %)	<-5		~>-5	
Expansion cost (NOK million)	~20	10	~50	52
REC Group				
Revenues		1,673	~+25%	6,642
Expansion cost (NOK million)	~100	25	~500	153

REC


Renewable Energy Corporation
WELCOME BACK
2nd quarter 2008 – August 12, 2008
REC

8. Notice of REC General Meeting.

elding 209234

ato/tid	02.05.2008 10:01:07
tsteder	Renewable Energy Corporation ASA
nstrument	
larked	Oslo Børs
ategori	GENERALFORSAMLINGSINFO
orrigert	Ikke korrigert
nformasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
edlegg	Vedlegg:
ittel	REC ASA - Notice of Annual General Meeting
ekst	

Enclosed is the notice for Renewable Energy Corporation ASA`s Annual General Meeting and the proposal from the Election Committee.

All information about the Annual General Meeting is available on the REC Group`s website at www.recgroup.com.

For further information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer; +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated company in the solar energy industry. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market. REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Til aksjonærene i
Renewable Energy Corporation ASA:

To the shareholders of
Renewable Energy Corporation ASA:

INNKALLING TIL ORDINÆR GENERALFORSAMLING I RENEWABLE ENERGY CORPORATION ASA

NOTICE OF ORDINARY GENERAL MEETING OF RENEWABLE ENERGY CORPORATION ASA

Styret innkaller herved til ordinær generalforsamling i Renewable Energy Corporation ASA ("REC" eller "Selskapet"):

The board of directors ("the Board") hereby gives notice of the Ordinary General Meeting in Renewable Energy Corporation ASA ("REC" or the "Company"):

Tid: **19. mai 2008, klokken 14.00**

Time: **May 19, 2008 at 14.00 local time**

Sted: ***Oslo Konserthus***
Munkedamsveien 14
0250 Oslo

Place: ***Oslo Konserthus***
Munkedamsveien 14
0250 Oslo

Styret har foreslått følgende agenda:

The agenda proposed by the Board:

SAK NR 1

Åpning av møtet ved styrets leder og registrering av fremmøtte aksjonærer

ITEM NO. 1

Opening of the meeting by the Chairman of the Board and registration of attending shareholders

SAK NR 2

Valg av møteleder og minst én person til å signere protokollen sammen med møteleder

Styrets forslag til vedtak:

"Ole Enger velges til møteleder. Reidar Lund velges til å medundertegne protokollen".

ITEM NO. 2

Election of Chairman of the meeting and not less than one person to co-sign the minutes with the Chairman

The Board's proposal for resolution:

"Ole Enger is elected to chair the meeting. Reidar Lund is elected to co-sign the minutes."

SAK NR 3

Godkjennelse av innkalling og dagsorden

Styrets forslag til vedtak:

ITEM NO. 3

Approval of the notice of the meeting and the agenda

The Board's proposal for resolution:

"Innkalling og dagsorden godkjennes".

"The notice of, and agenda for the meeting are approved ".

SAK NR 4

Honorar til styrets og valgkomiteens medlemmer

Fastsettelse av honorar til styrets leder, styrets medlemmer og medlemmer i styrekomiteer for perioden 14. mai 2007 til 19. mai 2008 samt honorar til valgkomiteens leder og medlemmer. Innstilling fra valgkomiteen er som følger (alle beløp i NOK)

Styrets leder	*350.000*
Styrets nestleder	*220 000*
Aksjonærvalgte styremedlemmer	*200 000*
Ansattevalgte styremedlemmer	*200 000*
Styrekomiteer	*40 000*
Leder valgkomiteen	*25 000*
Medlemmer i valgkomiteen	*20 000*

Styrets forslag til vedtak:

"Innstilling fra valgkomiteen godkjennes"

ITEM NO. 4

Directors' remuneration and remuneration for the members of the Nomination Committee

Decision on remuneration for the Chairman of the Board, other Board Members and Members of Board Committees for the period May 14, 2007 to May 19, 2008, and remuneration for the Chairman and members of the Nomination Committee. The proposal from the Nomination Committee is as follows (in NOK)

Chairman of the Board	*350 000*
Vice Chairman	*220 000*
Board members elected by the General Meeting	*200 000*
Employees' representatives	*200 000*
Members of Board Committees	*40 000*
Chairman Nomination Committee	*25 000*
Members Nomination Committee	*20 000*

The Board's proposal for resolution:

"The proposal from the Nomination Committee is approved".

SAK NR 5

Honorar til revisor

Forslag til honorar for 2007 for Selskapets revisor er NOK 2.335.000

Styrets forslag til vedtak:

"Styrets forslag til honorar for revisor godkjennes".

ITEM NO. 5

Auditor's remuneration

Suggested remuneration for 2007 for the Company's auditor is NOK 2,335,000

The Board's proposal for resolution:

"The Board's proposal for the auditor's remuneration is approved".

SAK NR 6

Godkjennelse av årsregnskap og årsberetning for 2007

Se vedlagte Årsrapport 2007.

ITEM NO. 6

Approval of the Annual Financial Statements and the Report from the Board of Directors for 2007

See enclosed Annual Report 2007.

Styrets forslag til vedtak:

"Generalforsamlingen vedtar Selskapets og konsernets årsregnskap samt årsberetning for 2007. Årets overskudd overføres til annen egenkapital. Det utbetales ikke utbytte for regnskapsåret."

The Board's proposal for resolution:

"The General Meeting approves the Annual Financial Statements and the Report from the Board of Directors for 2007 of the Company and the Group. The profit for 2007 shall be distributed to Other Equity. Dividend will not be paid for the financial year."

SAK NR 7

Styrets erklæring om lederlønnsfastsettelse

Styret fremlegger sin erklæring i henhold til allmennaksjeloven § 6-16a.

Erklæringen er vedlagt.

Generalforsamlingen skal avholde en rådgivende avstemning over del 1 av erklæringen og skal godkjenne del 2 av erklæringen om aksjeopsjonsprogram, jf allmennaksjeloven § 5-6 (3).

Styrets forslag til vedtak:

1: *"Generalforsamlingen gir sin tilslutning til del 1 av styrets erklæring om lederlønnsfastsettelse."*

2: *"Generalforsamlingen godkjenner del 2 av styrets erklæring om aksjeopsjonsprogram."*

ITEM NO. 7

The Board's statement regarding management compensation

The Board submits its statement in accordance with the Norwegian Public Limited Companies Act ("the Act") § 6-16a.

The statement is attached.

The General Meeting shall give an advisory vote on part 1 of the statement regarding management compensation and approve part 2 of the statement regarding stock options in particular, cf. the Act § 5-6 (3).

The Board's proposal for resolutions:

1: *"The General Meeting supports part 1 of the statement of the Board regarding management compensation."*

2: *"The General Meeting adopts part 2 of the statement of the Board regarding the stock option program"*.

SAK NR 8

Fullmakt til å utstede aksjer

For å kunne utnytte ulike forretningsmuligheter på best måte, herunder oppkjøp og/eller kapasitetsutvidelser og for å understøtte ansattes kjøp av aksjer, foreslår styret å erstatte eksisterende fullmakt til utstedelse av aksjer som ble vedtatt av generalforsamlingen 14. mai 2007, med følgende:

ITEM NO. 8

Authority to issue shares

In order to utilize possible business opportunities in the best possible manner, including any acquisitions and/or capacity expansions and to support the share purchase plan for employees, the Board proposes to replace the existing authority to issue shares granted by the General Meeting on May 14, 2007 with the following:

"Styret gis fullmakt til å øke aksjekapitalen med inntil NOK 49.000.000 gjennom én eller flere aksjekapitalutvidelser.

Pris og tegningsvilkår fastsettes av styret ved hver utstedelse, under hensyn til selskapets behov og aksjenes markedsverdi på det aktuelle tidspunkt. Aksjer kan utstedes til ansatte i REC konsernet med en rabatt på 20 % av markedspris, for kjøp inntil NOK 35.000 før rabatt per ansatt. Aksjer vil kunne utstedes mot kontantvederlag eller vederlag i form av andre aktiva (tingsinnskudd). Fullmakten omfatter også kapitalforhøyelser i forbindelse med fusjon.

Eksisterende aksjonærers fortrinnsrett til å tegne aksjer vil kunne bli fraveket av styret i forbindelse med særskilte utstedelser som følge av denne fullmakten.

Denne fullmakten erstatter alle tidligere gitte fullmakter til å utstede aksjer.

Fullmakten gjelder frem til avholdelse av neste ordinære generalforsamling, men uansett maksimum 15 måneder fra dato for denne generalforsamlingen

Styret gis samtidig fullmakt til å foreta nødvendige vedtektsendringer som følge av utøvelsen av ovennevnte fullmakt."

"The Board is granted power of attorney to increase the share capital by maximum NOK 49,000,000 in one or more issuances.

The subscription price and subscription terms shall be decided by the Board in connection with each share issue, taking into consideration the Company's requirements and the shares' market value at the relevant time. Shares may be issued to the employees of the REC group with a discount of 20% of the market price. Share purchases per employee shall not exceed NOK 35,000 before discount. Shares may be issued for a consideration in the form of cash or transfer of other assets (contribution in kind). The authority also includes capital increases in connection with mergers.

Existing shareholders' pre-emptive rights to subscribe for shares may be waived by the Board in connection with specified issuances pursuant to the authority.

This authority replaces all previously given authorities to issue shares.

This authority is valid until the next Ordinary General Meeting, but in any case maximum 15 months from the date of this General Meeting.

The Board is also given the authority to make such changes in the Company's articles of association as are necessary from the execution of the authority to issue shares."

SAK NR 9

Fullmakt til å kjøpe egne aksjer

I generalforsamling den 14. mai 2007 fikk styret fullmakt til å kjøpe Selskapets egne aksjer på vegne av Selskapet. Denne fullmakten utløper ved årets ordinære generalforsamling. Styret ber generalforsamlingen fornye denne fullmakten.

Styrets forslag til vedtak:

"Styret gis fullmakt til på Selskapets vegne å erverve aksjer i Renewable Energy Corporation ASA. Fullmakten gjelder for kjøp av inntil 10 % av pålydende av Selskapets

ITEM NO. 9

Authority to acquire treasury shares

In the General Meeting on May 14, 2007 the Board was given the authority to acquire shares in the Company on behalf of the Company. The authority expires at this year's Ordinary General Meeting. The Board asks the General Meeting for a renewal of this authority.

The Board's proposal for resolution:

"The Board of Directors is given authority to acquire shares in Renewable Energy Corporation ASA on behalf of the Company. The authority covers purchase(s) of up to 10%

aksjekapital, jf. allmennaksjeloven §§ 9-2 og 9-3. Aksjer kan erverves til minst NOK 10 pr aksje og høyest NOK 500 pr aksje. Aksjene skal erverves og avhendes ved ordinær omsetning eller i henhold til Selskapets opsjonsprogram.

Styrets fullmakt gjelder frem til den ordinære generalforsamlingen i 2009, eller til den tilbakekalles ved generalforsamlingsbeslutning med ordinært flertall. Styret skal påse at fullmakten meldes til Foretaksregisteret, og er registrert der, innen aksjer erverves i henhold til fullmakten."

of the face value of the share capital of the Company, ref the Act §§ 9-2 and 9-3. Shares may be acquired at minimum NOK 10 per share and maximum NOK 500 per share. The shares shall be acquired and disposed of through ordinary purchase and sale or according to the Company's stock option programme.

The authority is valid until the Ordinary General Meeting in 2009 or until it is recalled by a General Meeting resolution passed with simple majority. The Board shall ensure that the authority is notified to, and registered by, the Norwegian Registry of Business Entities prior to acquiring any shares."

SAK NR 10

Vedtektsendring

I generalforsamlingen 14. mai 2007 ble det vedtatt å endre vedtektenes § 5 andre punktum til å lyde "Styret velger selv sin leder". Endringen var nødvendig for å bringe vedtektene i overensstemmelse med allmennaksjeloven § 6-1 (2) andre punktum. Ved en inkurie ble ikke vedtektenes § 9 tredje avsnitt nr. 3, hvor det følger at man på ordinær generalforsamling skal behandle valg av styrets leder, samtidig endret.

Styret foreslår at vedtektenes § 9 tredje avsnitt nr. 3 endres til å lyde:

"Valg av styremedlemmer og revisor".

ITEM NO. 10

Change in the articles of association

The General Meeting on May 14, 2007 resolved to change the articles of association § 5, second sentence to read "The Chairman of the Board shall be elected by the Board Members". The change was necessary to comply with the Act § 6-1 (2) second sentence. Through an oversight § 9, third paragraph no. 3 was not amended accordingly and presently states that the General Meeting elects the Chairman.

The Board's proposes that the articles of association § 9, third paragraph no. 3 shall be amended to read:

"Elect Board Members and Auditor".

SAK NR 11

Valg av medlemmer til valgkomiteen

Leder av Selskapets valgkomité, Rune Selmar, og medlem av valgkomiteen, Marius Grønningsæter, ble valgt av generalforsamlingen i 2006 for en periode på to år. Styret foreslår at de gjenvelges for en ny toårsperiode og at generalforsamlingen fatter følgende vedtak:

ITEM NO. 11

Election of members to the Nomination Committee

The Chairman of the Company's Nomination Committee, Rune Selmar, and member of the Nomination Committee, Marius Grønningsæter, were elected by the 2006 General Meeting for a period of two years. The Board moves that they be reelected for another two year period and proposes the following

resolution:

"Rune Selmar velges til leder av valgkomiteen for en periode på to år.

Marius Grønningsæter velges til medlem av valgkomiteen for en periode på to år."

Valgkomiteens tredje medlem, Stig Grimsgaard Andersen, ble valgt av Selskapets generalforsamling 2007 for en periode på to år og stiller følgelig ikke til gjenvalg i år.

"Rune Selmar is elected Chairman of the Nomination Committee for a period of two years.

Marius Grønningsæter is elected member of the Nomination Committee for a period of two years."

The third member of the Nomination Committee, Stig Grimsgaard Andersen, was elected by the 2007 General Meeting of the Company for a period of two years and is therefore not up for reelection this year.

SAK NR 12

Valg av medlemmer til Selskapets styre

Følgende styremedlemmer ble valgt av generalforsamling 2006 for en periode på to år:

Ole Enger
Tore Schiøtz
Marcel Egmond Brenninkmeijer
Roar Engeland
Line Geheb
Susanne Elise Munch Thore

Valgkomiteen foreslår i vedlagte innstilling at de gjenvelges for en ny toårsperiode og at generalforsamlingen fatter følgende vedtak:

"Ole Enger, Tore Schiøtz, Marcel Egmond Brenninkmeijer, Roar Engeland, Line Geheb og Susanne Elise Munch Thore velges som styremedlemmer i Selskapet for en periode på to år."

De resterende medlemmene i Selskapets styre ble valgt av Generalforsamling 2007 og deres tjenestetid utløpet følgelig ikke før i 2009.

ITEM NO. 12

Election of members to the Company's Board of Directors

The following members of the Company's Board of Directors were elected by the 2006 General Meeting for a period of two years:

Ole Enger
Tore Schiøtz
Marcel Egmond Brenninkmeijer
Roar Engeland
Line Geheb
Susanne Elise Munch Thore

The Nomination Committee recommends (see attachment) that they are reelected for another two year period and proposes the following resolution:

"Ole Enger, Tore Schiøtz, Marcel Egmond Brenninkmeijer, Roar Engeland, Line Geheb og Susanne Elise Munch Thore are elected as members of the Board of Directors of the Company for a period of two years."

The remaining Board members were elected by the 2007 General Meeting of the Company for a period of two years and are therefore not up for reelection until 2009.

*****

Aksjonærer som vil delta på generalforsamlingen, enten personlig eller

*****

Shareholders who want to attend the General Meeting, personally or by proxy, are kindly

ved fullmakt, bes vennligst om å returnere vedlagte påmeldingsskjema i utfylt stand til:

DnB NOR Bank ASA
Verdipapirservice, Stranden 21
0021 Oslo

alternativt på telefaks nr **(+47) 22 48 11 71** eller elektronisk via Investortjenester eller via RECs hjemmeside: http://www.recgroup.com innen mandag 16. mai kl 16:00.

2. mai 2008

Renewable Energy Corporation ASA
Ole Enger (sign)
Styrets leder

asked to submit the enclosed form duly signed to:

DNB NOR Bank ASA
Verdipapirservice, Stranden 21
N-0021 Oslo

alternatively to fax no **(+47) 22 48 11 71** or be made electronically via Investortjenester or via REC's homepage: http://www.recgroup.com on or before Monday May 16 at 4:00 p.m. Norwegian time at the latest.

May 2, 2008

Renewable Energy Corporation ASA
Ole Enger (sign)
Chairman of the Board

To the General Meeting of Renewable Energy Corporation ASA (REC)

Election of Directors of the Board of the Company
The Board of Directors in REC shall consist of five to twelve directors, and these are elected for a two year period according to the Articles of Association. The following directors were elected at the 2006 General Meeting, and are accordingly up for reelection in 2008:

Ole Enger
Tore Schiøtz
Marcel Egmond Brenninkmeijer
Roar Engeland
Line Geheb
Susanne Elise Munch Thore

Inger Johanne Solhaug and Christian Berg were elected at the 2007 General Meeting of the Company.

The Nomination Committee has in its work had discussions with the largest shareholders of the Company, the Chairman of the Board of Directors of the Company and the CEO of the REC Group. Furthermore, the Nomination Committee has reviewed the evaluation of the Board of Directors. Three meetings have been held in the Nomination Committee.

The Nomination Committee proposes that the Directors up for reelection are reelected at the 2008 General Meeting.

Remuneration to the Directors of the Board
The Nomination Committee proposes the following remuneration for the period May 2007 to May 2008. Remuneration for the period 2006-2007 is stated in brackets.

Chairman of the Board	NOK 350,000 (350,000)
Vice Chairman of the Board	NOK 220,000 (200,000)
Members of the Board elected by the General Meeting	NOK 200,000 (200,000)
Members of the Board elected by the employees	NOK 200,000

For members of committees appointed by the Board, the Nomination Committee proposes NOK 40,000 per person per committee. (40,000).

Remuneration to the Nomination Committee
The Nomination Committee of REC has consisted of:

Rune Selmar, Rasmussengruppen AS (chairman)
Marius Grønningsæter, Orkla ASA
Stig Grimsgaard Andersen, Holmen Industri AS

The Nomination Committee proposes remuneration for the work in the Nomination Committee with NOK 25,000 for the chairman of the committee and NOK 20,000 for each of the other committee members.

Oslo, 22th April 2008

Rune Selmar   Stig Grimsgaard Andersen   Marius Grønningsæter

9. **REC ASA – Annual Report 2007.**

elding 209241

ato/tid	02.05.2008 11:21:17
tsteder	Renewable Energy Corporation ASA
nstrument	
larked	Oslo Børs
ategori	FINANSIELL RAPPORTERING
orrigert	Ikke korrigert
nformasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
edlegg	Vedlegg:
ittel	REC ASA - Annual Report 2007
ekst	

Oslo, May 2, 2008: Renewable Energy Corporation (REC) has today published its annual report for 2007. Enclosed you will find a .pdf version of this report.

The annual report is also available on the REC Group`s website at www.recgroup.com.

A printed copy of the annual report has been distributed by mail to all shareholders. To receive a printed copy of the report, please contact:

Bjørn R. Berntsen
Shareholder Services
Phone: +47 977 35 514
Email: irpost@recgroup.com

For further information, please contact;
Jon Andre Løkke, SVP & Investor Relation Officer; +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated company in the solar energy industry. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market. REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian

10. REC ASA – Singapore – Presentation Material.

5489382_v1

elding 213073

ato/tid	18.06.2008 10:46:48
tsteder	Renewable Energy Corporation ASA
nstrument	
larked	Oslo Børs
ategori	ANDRE BØRSMELDINGER
orrigert	Ikke korrigert
nformasjonspliktig	Informasjonspliktige opplysninger Lagringspliktig melding
edlegg	Vedlegg:
ittel	REC ASA - Singapore - Presentation material
ekst	

Enclosed is the presentation material related to today`s press conference in connection with the announcement `Invests NOK 13 billion in Singapore`.

More details on today`s program and the presentation will available on REC`s internet pages: www.recgroup.com

About REC
REC is uniquely positioned as one of the most integrated company in the solar energy industry. REC Silicon and REC Wafer are the world`s largest producers of polysilicon and wafers for solar applications. REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market. REC Group had revenues in 2007 of NOK 6,642 million and an operating profit of NOK 2,588 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian



Renewable Energy Corporation

PRESS CONFERENCE
SINGAPORE INVESTMENT

Oslo, June 18, 2008

President & CEO Erik Thorsen

Silicon Materials

Wafers

Cells

Modules

Systems

REC

Disclaimer

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for the Singapore Investment Press Conference held on June 18, 2008. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

Agenda

- Introduction
- Project Update
  - Project status
  - Wafer
  - Cells
  - Modules
- Project funding
- Project execution



REC

 | June 18, 2008

Strategic rationale for Singapore decision

The Singapore project is in alignment with REC's main corporate goals

⇨ Cost reduction

- The multicrystalline technology provides a robust platform for further expansions
- A robust business case delivering profitability at grid-parity
  - Plant design will deliver unit cost below industry averages and at 'best practice'

⇨ Profitable growth

- The Singapore-project (Phase I) will add NOK 10 - 11 billion in revenues in 2012
- Significant volume increases above existing capacity build outs
  - Wafer volume will increase nearly 50 %
  - Cell volumes will more than triple
  - Module volumes will more than quadruple

Singapore represents the ideal balance between financial return, risks and future opportunities

Singapore site development


Space for further development
1A
2A
3A
0
100
200
300
400

- ⇒ Comprehensive value engineering has optimized scope and capital expenditure
  - Flexibility in future use of land
  - Each Phase will be independent investment decisions
    - Additional investments in infrastructure in Phase I
    - Scale benefits in continuous build out
- ⇒ Efficiency gains
  - Compressed site in North West area
  - Reduced distance between buildings
  - Shorter pipe racks

REC

Pricing dynamics and market balance

- Increased supply is expected to push module prices towards grid-parity
  - 2012 supply estimated at ~ 16-19 GW
- Should enable to compete profitably at grid-parity prices in several markets
- Singapore (Phase I) establishes a value chain cost position of <1 EUR/Wp
  - From silicon through module


Module Price
€/Wp
2012 demand curve
2012 supply:
3.5
3.0
2.5
2.0
1.5
Average price 2007
Grid parity price 2012
5
10
15
20
Module volume GW

Source: REC estimates

 | June 18, 2008

REC

0292

Decision summary (Phase I)

Capital expenditure	~NOK 13 billion (incl. contingency, escalation, project reserves)
Contingency, escalation, project reserve	~22 % of capex
Production start	Early 2010
Production capacity 2012*	Wafer: ~740 MW Cell: ~550 MW Module: ~590 MW
Number of employees 2012	Wafer: 360 Cell: 280 Module: 470
Annual revenues 2012	NOK 10-11 billion



* All figures calculated based on 17 percent cell efficiency

REC


Renewable
Energy
Corporation
SINGAPORE PROJECT PHASE I
REC

Wafer: Investment Case Summary

- Key figures Phase I
  - Production capacity ~740 MW from two wafer plants
  - Plants targeted for ramp-up from Q2'10 and Q4'10
  - Wafer conversion cost is estimated to be ~10 % below best REC plant outside Singapore
- Configuration
  - Modeled on the plants currently under construction at Herøya
- Organization
  - Manning estimated at 360
  - Will undergo early training in Norway to ensure successful transfer of industrial production concept

Key production figures (Phase I)
MW (based on 17 percent solar cell efficiency)


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2011
2012

Cells: Investment Case Summary

- Key figures Phase I
  - Production capacity of ~550 MW from eight production lines
  - Plant targeted for ramp-up from Q1'10
  - Conversion cost is estimated to be well below current industry average
- Configurations
  - Based on further development of the production lines currently under ramp-up in Narvik
- Organization
  - Manning estimated at 280
    - Production of 2 MW per employee - twice as high as in Narvik
  - Early training in Norway

Key production figures (Phase I)
MW (based on 17 percent solar cell efficiency)


800
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REC

Modules: Investment Case Summary

PRESS CONFERENCE
Singapore investment

- Key figures Phase I
  - Production capacity of ~590 MW from four production lines
  - Plant targeted for ramp-up from Q1'10
  - Conversion cost is estimated to be well below current industry average
- Configurations
  - Based on further development of the production lines currently under ramp-up in Glava
- Organization
  - Manning estimated at 470
    - Production of >1 MW per employee - ~50 percent higher than in Glava
  - Early training in Sweden

Key production figures (Phase I)
MW (based on 17 percent solar cell efficiency)



800
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2010
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2012

REC

Infrastructure: Investment Case Summary

- The Singapore project is a 'green field' development, requiring investments in infrastructure
- The infrastructure investments contain the following elements:
  - Electricity and power
  - Sewage
  - Waste management
  - Common utilities
- These items are thus defined as capital expenditure as opposed to operating expenditure
- The investments represent ~25 % percent of total capex, higher in Phase I than in later phases



Phase I wafer plant designed with ~5000 m2 of solar on the roof

  | June 18, 2008

REC


Renewable Energy Corporation
PROJECT FINANCING
REC

Secured funding of NOK 13 billion in CAPEX

- Funded through operating cash flow, existing and new credit facilities
- Have signed a mandate for a fully underwritten facility
  - Underwriters are ABN AMRO, BNP Paribas, DnB NOR, Nordea and SEB
  - Mandate covers new loans and guarantees of NOK 10 billion



REC

  | June 18, 2008


Renewable
Energy
Corporation
PROJECT EXECUTION
REC

Site Services Singapore

- Site Services will act as landlord of the industrial estate
- Site Services will cover the following areas:
  - Coordination versus authorities
  - Operation of common utilities
  - Shared services
  - Formal employer for the Singapore Projects Team



REC

PRESS CONFERENCE
Singapore investment



REC

END